Filed pursuant to Rule 424(b)(5)

Registration No. 333-104832

PROSPECTUS SUPPLEMENT	February 3, 2004

(To Prospectus dated September 22, 2003)

5,000,000 Shares

Common Stock

We are offering all of the 5,000,000 shares of our common stock offered by this prospectus supplement.

Our common stock is traded on the NASDAQ National Market under the symbol “AGEN.” The last reported sale price of our common stock on February 2, 2004 was $10.82 per share.

Investing in our common stock involves a high degree of risk. Before buying any of these shares of our common stock you should carefully consider the risk factors described in “Risk factors” beginning on page S-9 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$10.50	$52,500,000

Underwriting discounts and commissions	$0.525	$ 2,625,000

Proceeds, before expenses, to us	$9.975	$49,875,000

We have granted the underwriters a 30-day option to purchase up to an additional 750,000 shares of our common stock to cover over-allotments, if any, at the public offering price per share, less the underwriting discounts and commissions. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $3,018,750, and the total proceeds, before expenses, to us will be $57,356,250.

The underwriters are offering the shares of our common stock as described in “Underwriting.” Delivery of the shares will be made on or about February 6, 2004.

Sole Book-Running Manager

UBS Investment Bank

Needham & Company, Inc.

Ryan Beck & Co.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not and the underwriters have not authorized anyone to provide you with information that is different. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or of any sale of our common stock.

This document is in two parts. The first part is the prospectus supplement which describes the specific terms of this common stock offering. The second part, the accompanying prospectus, provides more general information. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Oncophage® and Aroplatin™ are trademarks of Antigenics Inc. Other trademarks included herein are the property of their respective owners.

Prospectus supplement summary

This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk factors” section, as well as the documents incorporated by reference. Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option. When used in this prospectus supplement, unless otherwise indicated, the terms “we,” “our” and “us” refer to Antigenics Inc. and its subsidiaries.

OUR BUSINESS

We are a biotechnology firm developing products to treat cancers, infectious diseases and autoimmune disorders. Our lead product candidates are: (1) Oncophage®, a personalized therapeutic cancer vaccine in Phase III clinical trials for the treatment of renal cell carcinoma (the most common type of kidney cancer) and metastatic melanoma, (2) AG-858, a personalized therapeutic cancer vaccine in a Phase II clinical trial for the treatment of chronic myelogenous leukemia (CML), (3) AG-702/AG-707, a therapeutic vaccine program in Phase I clinical development for the treatment of genital herpes, and (4) Aroplatin™, a liposomal formulation of a third-generation platinum chemotherapeutic.

Through our internal discovery efforts and our acquisitions, we have developed a robust pipeline of product candidates for the treatment of cancers and infectious diseases. Our flagship product candidate, Oncophage, uses our proprietary heat shock protein, or HSP, technology to stimulate a powerful T-cell-based immune response capable of targeting and killing cancer cells. We believe that our HSP-based products may be able to treat all cancer types and several types of infectious diseases. We also believe that our HSP technology is applicable to the treatment of autoimmune disorders.

Three of our four lead product candidates—Oncophage, AG-858 and AG-702/AG-707—are based on heat shock proteins, our founding technology platform. We have generated strong data in multiple human clinical trials using our heat shock protein product candidates, including data demonstrating complete clinical responses in a portion of patients with measurable metastatic disease in several types of cancer. Additionally, in a portion of patients who were rendered disease-free by surgery, we have observed prolonged disease-free survival in three different types of cancer. In our studies to date, virtually no toxicity has been observed. We believe that these human data further support the broad applicability and corresponding commercial potential of our heat shock protein product candidates.

LEAD PRODUCT CANDIDATES

Oncophage

Oncophage is a personalized cancer vaccine based on a heat shock protein (gp96) and is currently in Phase III clinical trials for renal cell carcinoma and melanoma. To date approximately 700 patients have been treated with Oncophage in our various clinical trials. During 2004, we plan to initiate two additional Phase III trials—one in renal cell carcinoma and one in melanoma, as well as a Phase I/II trial in lung cancer and a Phase II trial in breast cancer. Oncophage has received fast track designation, as well as orphan drug designation, from the United States Food and Drug Administration (FDA) for both renal cell carcinoma and metastatic melanoma. Oncophage has also been studied in clinical trials for pancreatic cancer, colorectal cancer, non-Hodgkin’s lymphoma and gastric cancer.

Heat shock proteins occur naturally in the human body and can function as a transport for the entire antigenic repertoire, or “fingerprint,” of an individual’s cancer. Heat shock proteins also activate powerful cellular immune responses. Oncophage consists of heat shock protein-peptide complexes, or HSPPCs, designed to elicit a T-cell-based immune response to a patient’s individual cancer. The HSPPCs in Oncophage are based on a specific heat shock protein called gp96.

We manufacture Oncophage from a patient’s surgically removed tumor, a portion of which is frozen and shipped to our facility in Massachusetts. After manufacturing Oncophage in a process that takes approximately eight to ten hours per individual patient lot, we formulate Oncophage in sterile saline solution and package it in standard single injection vials. After the performance of stringent quality control testing, including sterility testing, we ship the frozen product back to the hospital where it is administered to the patient in a series of outpatient injections.

Recent developments

On December 22, 2003, we announced the result of the planned interim analysis of the data from our ongoing Phase III trial of Oncophage in renal cell carcinoma. Based on its review of the safety data, efficacy data, and other information regarding the trial, the independent Data Monitoring Committee for the trial recommended to us that the trial proceed as planned and that there was no need to change the patient accrual goals for a successful analysis of the randomized Phase III trial. The Data Monitoring Committee also declared the design and conduct of the trial sound and raised no safety concerns.

On December 9, 2003, we announced updated data on the use of Oncophage in low-grade, indolent non-Hodgkin’s lymphoma from a Phase II trial that was conducted at M.D. Anderson Cancer Center. The study’s lead investigator reported indications of clinical activity in eight out of 14 evaluable patients in the trial, including one partial response, two minor responses and five disease stabilizations. These eight patients either were previously untreated or had received only one prior treatment regimen.

On November 24, 2003, we announced that the FDA lifted the partial clinical hold that it had placed on our two Phase III trials of Oncophage. The FDA had imposed the partial clinical hold due to concerns regarding the product characterization of Oncophage. After reviewing the additional Oncophage product characterization information that we submitted, the FDA lifted the partial clinical hold approximately 13 weeks after it had imposed the hold.

On October 1, 2003, we announced that immunological results from Phase II trials evaluating Oncophage in the treatment of both advanced melanoma and colorectal cancer were published in The Journal of Immunology. In the analysis, researchers observed a significant cancer-specific immune response among patients receiving Oncophage and determined that the immunological mechanism of action is the same for both melanoma and colorectal cancer.

On September 22, 2003, we reported on results from a pilot Phase I clinical trial of Oncophage in patients with nonmetastatic pancreatic cancer, which was highlighted in an oral presentation at the annual European Cancer Conference (ECCO 12) as well as in a press release issued by the Federation of European Cancer Societies. In this study, which included 10 evaluable patients, the manufacture of Oncophage was feasible and no toxicity associated with vaccination was observed. Recent follow-up data from patients in this Phase I trial of Oncophage indicates a median overall survival of over 26 months, with one patient still alive and disease-free after more than five years and two other patients alive and disease-free 2.7 and 2.6 years after treatment. Published historical data from Memorial Sloan-Kettering Cancer Center, the institution where this trial was conducted, indicates a median survival of approximately 14.3 months in a similar patient population.

On August 19, 2003, we announced that results from a Phase II clinical trial of Oncophage in 29 patients with stage IV colorectal cancer were published as a featured article in the August 15, 2003 issue of Clinical Cancer Research. Surgery, which provided the tumor tissue used to produce Oncophage, was followed by two cycles of Oncophage treatment for all patients. Researchers determined that immune response to Oncophage vaccination was an independent factor for prognosis and appeared to be associated with clinical benefit in this patient population. In the trial, patients who responded immunologically to the vaccine (52 percent of study subjects) had a statistically significant survival advantage compared with patients who did not respond immunologically. Responders demonstrated a two-year overall survival rate of 100 percent, compared with 50 percent for nonresponders, and a disease-free survival rate of 51 percent, compared with eight percent among nonresponders. Patients who demonstrated immune response to Oncophage treatment also experienced a significantly lower rate of recurrence (41 percent) compared with nonresponding patients (92 percent).

AG-858

AG-858 is a personalized therapeutic vaccine based on another heat shock protein (HSP70). On June 1, 2003, we reported on an oral presentation at the 39th annual meeting of the American Society of Clinical Oncology (ASCO), results from an ongoing sponsored pilot trial of HSP70-peptide complex (HSPPC-70) in combination with Gleevec™ (imatinib mesylate, Novartis) for the treatment of CML, a type of cancer characterized by the proliferation of abnormal white blood cells. Updated data from this pilot trial were presented at the American Society of Hematology (ASH) meeting on December 9, 2003. At ASH, the principal investigator in the trial reported that of the 17 evaluable patients, 11 experienced a reduction in levels of cytogenetic or molecular disease burden (as measured by cytogenetic tests or polymerase chain reaction, respectively). In April 2003, we initiated a single-arm exploratory Phase II trial of AG-858 in CML for Gleevec resistant patients. We plan to enroll 40 patients in this trial and we expect to complete enrollment during 2004.

AG-702/AG-707

AG-702/AG-707 is our therapeutic HSP vaccine program for the treatment of genital herpes. Early studies in animals showed that HSPs induce disease-specific T-cell-mediated immune responses. We initiated a pilot Phase I clinical trial of AG-702 in the fourth quarter of 2001, and we expect to complete the enrollment of this trial in early 2004. AG-702 is a vaccine formulation containing one antigen of the herpes virus. We expect to file an IND for AG-707 (formerly AG-70X), a vaccine formulation that contains multiple antigens, for the treatment of genital herpes and to initiate a Phase I clinical trial of AG-707 in the first half of 2004.

Aroplatin

Aroplatin is a liposomal formulation of a novel DACH platinum compound similar to Eloxatin™ (oxaliplatin, Sanofi-Synthelabo), a drug that received FDA approval in August 2002 for the treatment of advanced colorectal cancer. Aroplatin has been designed to overcome the resistance often associated with current platinum drugs as well as to improve the side effect profile.

On September 22, 2003, we presented at ECCO 12 data from a Phase II single-arm, open-label trial, being conducted at the Arizona Cancer Center, on the effect of Aroplatin monotherapy in patients whose disease is not responsive to standard first-line cancer treatments (5-fluorouracil/leucovorin or capecitabine and irinotecan). To date, one out of the 15 evaluable patients has demonstrated a partial clinical response and two have experienced disease stabilization. In addition, researchers observed that Aroplatin appears to be well tolerated in this heavily pre-treated patient population. During 2004, we plan to conduct a number of pre-clinical experiments to improve Aroplatin’s formulation. We do not intend to initiate new clinical trials of Aroplatin until we complete our work to improve the product formulation.

OTHER RECENT DEVELOPMENTS

➢	On December 30, 2003, we amended our research agreement with the University of Connecticut Health Center to: (1) extend the term of the research agreement to December 31, 2008, and (2) provide for an annual payment of $1,350,000 payable quarterly at the rate of $337,500 through the end of the agreement term.

➢	On September 24, 2003, we issued $31.6 million worth of newly created Series A convertible preferred stock in a private placement with an existing shareholder, Mr. Brad Kelley.

➢	On July 17, 2003, we entered into a $17.1 million senior secured debt facility with GE Capital relating to the build-out of our Lexington, Massachusetts facility. As of September 30, 2003, we had approximately $12.2 million outstanding under this facility.

BUSINESS STRATEGY

Our objective is to become a leading biopharmaceutical firm focused on discovering, developing and commercializing pharmaceutical products for diseases that represent substantial commercial opportunities, including cancer, infectious diseases and autoimmune disorders. We plan to achieve this objective by pursuing the following strategic initiatives:

Develop and successfully commercialize our cancer products

Our portfolio of cancer product candidates is designed to offer improvements over existing treatments and to improve the quality of life of cancer patients. Oncophage, our most advanced product candidate, is currently being tested in several Phase III and Phase II clinical trials. We intend to market our cancer product candidates using our own specialized sales force in the United States, but may also collaborate with a major pharmaceutical or biotech firm to co-promote our cancer products in the U.S. and to exclusively market and distribute our cancer products in territories outside the U.S.

Advance additional heat shock protein-based products for infectious disease into clinical trials

We are currently focused on the development of a therapeutic vaccine for the treatment of genital herpes using our heat shock protein technology. Building on our experience with AG-702, we intend to advance our multivalent vaccine, AG-707, into clinical trials. We intend to develop similar vaccines for other infectious diseases. Since large sales organizations will be required for the sale of products in these types of diseases, we plan to collaborate with major pharmaceutical or biotech firms to market and distribute these products.

Seek to license or acquire complementary products or technologies

We intend to supplement our internal drug discovery and development efforts through the acquisition of products and technologies that complement our general product development strategy. Historically, we have made acquisitions of companies that enhanced our product development pipeline. We continue to identify, evaluate and pursue the acquisition or licensing of organizations, products and technologies.

OUR PRODUCT DEVELOPMENT PORTFOLIO

Product	Indication	Status	Commercialization Rights

Our lead product candidates
Oncophage®	Renal cell carcinoma	Phase III	Worldwide
Personalized therapeutic HSP cancer vaccine	Melanoma Colorectal cancer	Phase III Phase II
	Non-Hodgkin’s lymphoma	Phase II
	Gastric cancer	Phase I/II
	Pancreatic cancer	Phase I

AG-858	Chronic myelogenous leukemia	Phase II	Worldwide
Personalized therapeutic HSP cancer vaccine

AG-702/707	Genital herpes	Phase I	Worldwide
Therapeutic HSP herpes vaccine

Aroplatin™	Colorectal cancer	Phase II(1)	Worldwide
DACH platinum chemotherapeutic

Our other programs
QS-21	Various(2)	Phases I-III	Partnered(2)
Vaccine adjuvant

OncophageNEXGEN	Cancers	Preclinical	Worldwide
Next-generation therapeutic HSP cancer vaccine

CD91/HSP Receptors	Autoimmune disorders	Preclinical	Worldwide

(1)	We do not intend to initiate new clinical trials of Aroplatin until we complete our work to improve Aroplatin’s formulation.
(2)	We have licensed QS-21 to several companies, including GlaxoSmithKline, Elan and Progenics, for use in cancers and infectious diseases. The most advanced program is Progenics’ vaccine for melanoma, currently in a Phase III clinical trial.

EXECUTIVE OFFICES

We maintain our operations in Woburn, Lexington and Framingham, Massachusetts. Our executive offices are located at 630 Fifth Avenue, Suite 2100, New York, New York 10111. Our telephone number there is (212) 994-8200.

The offering

Common stock offered	5,000,000 shares
Common stock to be outstanding after the offering	44,523,000 shares
NASDAQ National Market Symbol	AGEN
Use of proceeds	We estimate that the net proceeds to us from this offering after expenses will be approximately $49.5 million, or $57.0 million if the underwriters exercise their over-allotment option in full. We intend to use the net proceeds of this offering to fund additional clinical trials of our lead product candidates and for clinical trials and preclinical studies for our other product candidates; for capital expenditures; for potential licenses and other acquisitions of complementary technologies and products; and for working capital and other general corporate purposes. See “Use of proceeds.”
Risk factors	See “Risk factors” beginning on page S-9.

The number of shares of our common stock to be outstanding after this offering in the summary above is based on approximately 39,523,000 shares outstanding as of December 31, 2003, and does not include, as of that date:

➢	approximately 4,302,000 shares of our common stock issuable upon exercise of outstanding options issued under our stock option plans at a weighted average exercise price of $9.66 per share;

➢	approximately 1,876,000 shares of our common stock available for future issuance under our stock option plans and employee stock purchase plan;

➢	approximately 130,000 shares of our common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $45.24 per share; and

➢	the 2,000,000 shares of our common stock that would be currently issuable upon conversion of the outstanding shares of our Series A convertible preferred stock.

Unless otherwise stated, all information contained in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option.

Summary consolidated financial data

The tables below present summary consolidated statement of operations and balance sheet data of Antigenics and its subsidiaries. The summary consolidated statement of operations data for the years ended December 31, 2000 through December 31, 2002 are derived from our audited consolidated financial statements for those periods. We derived the summary consolidated financial data as of September 30, 2003 and for the nine months ended September 30, 2002 and 2003 from our unaudited consolidated financial statements. The unaudited consolidated financial statement data includes, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our financial position and results of operations for those periods. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the fiscal year ended December 31, 2003.

This information is only a summary. You should read it in conjunction with our historical consolidated financial statements and related notes incorporated by reference in the prospectus and on file with the SEC. For more details on how you can obtain our SEC reports incorporated by reference in the prospectus, you should read the section of the prospectus entitled “Where you can find more information.”

	Year ended December 31,			Nine months ended September 30,
Consolidated statement of operations data:	2000	2001	2002	2002	2003

	(in thousands, except per share data)
				(unaudited)

Revenue	$443	$4,555	$3,412	$2,607	$3,535
Operating expenses:
Costs of goods sold	(363)	(1,064)	(1,337)	(992)	(1,558)
Research and development	(17,575)	(31,357)	(39,983)	(28,485)	(35,697)
General and administrative	(9,190)	(13,762)	(19,467)	(13,687)	(15,606)
Acquired in-process research and development(1)	(25,800)	(34,596)	—	—	—

Loss from operations	(52,485)	(76,224)	(57,375)	(40,557)	(49,326)
Interest income, net	5,756	2,683	1,225	935	792
Non-operating income	—	—	272	73	656

Net loss	(46,729)	(73,541)	(55,878)	(39,549)	(47,878)
Dividends on Series A Convertible Preferred Stock	—	—	—	—	(26)

Net loss attributable to common stockholders(2)(3)(4)	$(46,729)	$(73,541)	$(55,878)	$(39,549)	$(47,904)

Net loss attributable to common stockholders per common share, basic and diluted	$(1.90)	$(2.61)	$(1.70)	$(1.20)	$(1.23)

Weighted average number of shares outstanding, basic and diluted	24,659	28,143	32,905	32,844	38,821

	As of September 30, 2003
Consolidated balance sheet data:	Actual	As adjusted(5)

	(in thousands)
	(unaudited)

Cash, cash equivalents and short-term investments	$103,712	$153,187
Total current assets	107,387	156,862
Total assets	152,442	201,917
Total current liabilities	19,603	19,603
Long-term liabilities, less current portion	9,824	9,824
Stockholders’ equity	123,015	172,490

footnotes follow on the next page

(1)	We recorded charges to operations for the write-off of in-process research and development acquired in our mergers with Aquila Biopharmaceuticals Inc. in November 2000 and with Aronex Pharmaceuticals Inc. in July 2001.
(2)	Prior to our conversion from a limited liability company to a corporation in February 2000, in accordance with federal, state, and local income tax regulations which provide that no income taxes are levied on United States limited liability companies, each member of the limited liability company was individually responsible for reporting his share of the limited liability company’s net income or loss. Accordingly, we have not provided for income taxes in our consolidated financial statement for periods before February 2000. Given our history of incurring operating losses, no income tax benefit is recognized in our consolidated financial statement for periods after February 2000 because of a loss before income taxes and the need to recognize a valuation allowance on net deferred tax assets.
(3)	Effective July 1, 2001, we adopted Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations” and effective January 1, 2002 adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” As a result, we have ceased amortization of all goodwill beginning January 1, 2002. Had SFAS No. 142 been adopted by us effective January 1, 2000, net loss attributable to common stockholders and net loss attributable to common stockholders per common share, basic and diluted, would have been as follows (in thousands, except per share data):

	Year ended December 31,
	2000	2001

Net loss attributable to common stockholders, as reported	$(46,729)	$(73,541)
Goodwill and assembled workforce amortization	39	480

Pro forma net loss attributable to common stockholders	$(46,690)	$(73,061)

Basic and diluted net loss attributable to common stockholders per common share:
As reported	$(1.90)	$(2.61)
Pro forma	$(1.89)	$(2.60)

(4)	Effective January 1, 2003, we adopted SFAS No. 143, “Accounting for Asset Retirement Obligations.” As a result, we have recorded the fair value of an asset retirement obligation of long-lived assets and the corresponding capitalized cost effective January 1, 2003. Had SFAS No. 143 been in effect for the years presented below and the nine months ended September 30, 2002, net loss attributable to common stockholders and net loss attributable to common stockholders per common share, basic and diluted, would have been as follows (in thousands, except per share data):

	Year ended December 31,			Nine months ended September 30, 2002
	2000	2001	2002

Net loss attributable to common stockholders, as reported	$(46,729)	$(73,541)	$(55,878)	$(39,549)
Depreciation expense	(43)	(43)	(43)	(32)
Accretion expense	(16)	(17)	(18)	(14)

Pro forma net loss attributable to common stockholders	$(46,788)	$(73,601)	$(55,939)	$(39,595)

Basic and diluted net loss attributable to common stockholders per common share:
As reported	$(1.90)	$(2.61)	$(1.70)	$(1.20)
Pro forma	$(1.90)	$(2.62)	$(1.70)	$(1.21)

The pro forma liability for asset retirement obligations would have been as follows (in thousands):

	Year ended December 31,
	2000	2001	2002

Long-term liabilities, less current portion, as reported	$2,651	$1,414	$1,335
Asset retirement obligation	332	349	367

Pro forma long-term liabilities, less current portion	$2,983	$1,763	$1,702

(5)	As adjusted to give effect to our sale of the 5,000,000 shares of common stock offered hereby, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as though the sale occurred on September 30, 2003.

Risk factors

You should carefully consider each of the risks described below and all other information in this prospectus supplement and the accompanying prospectus before making a decision to invest in our common stock. If any of the following risks actually occur, our business, financial condition, operating results or cash flows could be harmed. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

If we incur operating losses for longer than we expect, we may be unable to continue our operations.

From our inception through September 30, 2003, we have generated net losses totaling $261.6 million. Our net losses for the nine months ended September 30, 2003 and for the years ended December 31, 2002, 2001, and 2000 were $47.9 million, $55.9 million, $73.5 million and $46.7 million, respectively. We expect to incur increasing and significant losses over the next several years as we continue our clinical trials, apply for regulatory approvals, continue development of our technologies, and expand our operations. These losses have had, and are expected to continue to have, an adverse impact on our working capital, total assets and stockholders’ equity. Phase III clinical trials are particularly expensive to conduct and we plan to initiate two new Phase III clinical trials during 2004 — one in renal cell carcinoma and one in melanoma. Furthermore, our ability to generate cash from operations is dependent on when we will be able to commercialize our products and, at this time, we cannot estimate when that will occur. If we incur operating losses for longer than we expect, we may be unable to continue our operations.

If we fail to obtain the capital necessary to fund our operations, we will be unable to advance our development programs and complete our clinical trials.

On September 30, 2003, we had approximately $103.7 million in cash, cash equivalents and short-term investments. With our current capital and the net proceeds from this offering, we expect that we could fund our development programs, clinical trials, and other operating expenses through the end of 2005. We plan to raise additional funds prior to that time. Net cash provided by financing activities was $104.0 million for the nine months ended September 30, 2003 as compared to $51.7 million for the nine months ended September 30, 2002. For the nine months ended September 30, 2003, the sum of our average monthly cash used in operating activities plus our average monthly capital expenditures was approximately $5.9 million. Total capital expenditures for the nine months ended September 30, 2003 were $16.5 million. We estimate that we incurred additional capital expenditures of approximately $2.5 million during the remainder of 2003. In addition, we had minimum lease obligations on non-cancelable leases of $3.8 million in 2003. Since our inception, we have financed our operations primarily through the sale of equity. In order to finance our future operations, we will be required to raise additional funds in the capital markets, through arrangements with corporate partners, or from other sources. Additional financing, however, may not be available on favorable terms or at all. If we are unable to raise additional funds when we need them, we may be required to delay, reduce or eliminate some or all of our development programs and some or all of our clinical trials, including the development programs and clinical trials supporting our lead cancer vaccine, Oncophage. We also may be forced to license technologies to others under agreements that allocate to third parties substantial portions of the potential value of these technologies.

The United States Food and Drug Administration may not consider our current Phase III trials of Oncophage, our lead product candidate, sufficient for registration, and this may significantly delay or prevent the commercial launch of Oncophage.

On September 3, 2003, the FDA placed our Phase III Oncophage clinical trials in renal cell carcinoma and in melanoma on partial clinical hold. The FDA’s written correspondence instituting the partial

Risk factors

clinical hold indicated that Oncophage was not sufficiently characterized and that based on the then current level of Oncophage product characterization information provided to the FDA, the FDA would refuse the filing of a biologics license application, or BLA. On October 24, 2003, we submitted additional Oncophage product characterization information to the FDA, and on November 24, 2003, we announced that the FDA had lifted the partial clinical hold.

Even though the FDA has lifted the partial clinical hold, because we initiated our Phase III Oncophage trials prior to sufficiently characterizing the product, the FDA may not consider our current Oncophage Phase III trials to be well controlled and therefore may not consider them to be pivotal trials, thereby preventing us from using data from these trials as the primary basis for a BLA filing. In this event, we may be required to enroll additional patients in our current Phase III trials or to complete additional Phase III trials in both renal cell carcinoma and melanoma to support BLA filings. This could significantly delay or prevent the commercial launch of Oncophage and negatively impact our financial prospects.

If the results from our first Phase III trials on Oncophage do not demonstrate efficacy, our commercial launch of Oncophage will be delayed or prevented and our business prospects will be substantially diminished.

In December 2003, we announced that the Data Monitoring Committee, or DMC, had convened as scheduled for the interim analysis of our ongoing Phase III clinical trial of Oncophage in the treatment of renal cell carcinoma. The DMC recommended that the trial proceed as planned and did not require that we change patient accrual goals. These recommendations do not assure either that the trial will demonstrate statistically significant results or that the trial will prove adequate to support approval of Oncophage for commercialization in the treatment of patients with renal cell carcinoma. The final data from the trial may not sufficiently demonstrate levels of efficacy and safety necessary to support marketing approval by the FDA and other regulatory agencies. Data from clinical trials are subject to varying interpretations.

We have a meeting scheduled with the DMC during 2004 to review the safety and conduct of our Phase III melanoma trial of Oncophage. While this meeting is not an interim analysis of the efficacy data from this trial, we may need to make changes in the patient enrollment target or the design of this trial subsequent to the completion of this DMC meeting. Any such changes in this regard might substantially delay our efforts to commercialize Oncophage for patients with melanoma.

Inconclusive or negative final data from the current Phase III renal cell carcinoma trial or interim or final data from the current Phase III melanoma trial would have a significant negative impact on our prospects and likely would cause a sharp sell-off of our securities. If the results in our Phase III trials are not sufficiently positive to garner approval from regulatory agencies, we may abandon development of Oncophage for the applicable indication or we may expend considerable resources repeating the trials or starting different trials, which would reduce prospects for generating revenue in the near term.

The regulatory approval process is uncertain, time-consuming and expensive.

The process of obtaining and maintaining regulatory approvals for new therapeutic products is lengthy, expensive and uncertain. It also can vary substantially, based on the type, complexity and novelty of the product. Our lead product candidate, Oncophage, is a novel cancer therapeutic vaccine that is

Risk factors

personalized for each patient. To date, the FDA has not approved any cancer therapeutic vaccines for commercial sale, and foreign regulatory agencies have approved only a limited number. Both the FDA and foreign regulatory agencies have relatively little experience in reviewing personalized medicine therapies, and the partial clinical hold that the FDA had placed on our current Phase III Oncophage clinical trials primarily related to product characterization issues partially associated with the personalized nature of Oncophage. Oncophage may experience a long regulatory review process and high development costs, either of which could delay or prevent our commercialization efforts.

To obtain regulatory approvals, we must, among other requirements, complete carefully controlled and well-designed clinical trials demonstrating that a particular product candidate is safe and effective for the applicable disease. Several biotechnology companies have failed to obtain regulatory approvals because regulatory agencies were not satisfied with the structure or conduct of clinical trials or the ability to interpret the data from the trials; similar problems could delay or prevent us from obtaining approvals. Furthermore, we initiated our Phase III Oncophage clinical trials in renal cell carcinoma and melanoma before the FDA’s Special Protocol Assessment program was available, and we, therefore, do not have a determination by the FDA that these trials are pivotal and can form the primary basis of an efficacy claim in a BLA. We plan to initiate two additional confirmatory Phase III trials for Oncophage during 2004 — one in renal cell carcinoma and one in melanoma. We intend to use these additional Phase III trials to support potential accelerated approval filings from our current Phase III trials in renal cell carcinoma and melanoma. We have not had detailed discussions with the FDA regarding our product approval strategy for Oncophage, however, and the FDA has not yet reviewed the protocols for the new planned Phase III Oncophage trials. The FDA may not consider these trials to be confirmatory trials in our current Phase III development program and may disagree with our overall strategy to seek accelerated approval. In this event, the potential commercial launch of Oncophage could be significantly delayed, which would likely have a materially negative impact on our ability to generate revenue and our need for additional funding.

The timing and success of a clinical trial is dependent on enrolling sufficient patients in a timely manner, avoiding adverse patient reactions, and demonstrating in a statistically significant manner the safety and efficacy of the product candidates. Because we rely on third-party clinical investigators and contract research organizations to conduct our clinical trials, we may encounter delays outside our control, particularly if our relationships with any third-party clinical investigators or contract research organizations are adversarial. The timing and success of our Phase III trials, in particular, are also dependent on the FDA and other regulatory agencies accepting each trial’s protocol, statistical analysis plan, product characterization tests and clinical data. If we are unable to satisfy the FDA and other regulatory agencies with such matters, including the specific matters noted above, and/or our current Phase III trials yield inconclusive or negative results, we would likely be required to modify or to expand the scope of our Phase III studies or conduct additional Phase III studies to support BLA filings, including additional studies beyond the two new Phase III trials in renal cell carcinoma and melanoma that we plan to initiate during 2004. In that event, the launch of Oncophage, if not prevented, would likely be delayed and the costs of developing Oncophage would increase. In addition, the FDA may request additional information or data to which we do not have access. Delays in our ability to respond to such a FDA request would delay, and failure to adequately address all FDA concerns would prevent, our commercialization efforts.

In addition, we, or the FDA, might further delay or halt our clinical trials for various reasons, including but not limited to:

➢	we may fail to comply with extensive FDA regulations;

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➢	a product candidate may not appear to be more effective than current therapies;

➢	a product candidate may have unforeseen or significant adverse side effects or other safety issues;

➢	the time required to determine whether a product candidate is effective may be longer than expected;

➢	we may be unable to adequately follow or evaluate patients after treatment with a product candidate;

➢	patients may die during a clinical trial because their disease is too advanced or because they experience medical problems that may not be related to the product candidate;

➢	sufficient numbers of patients may not enroll in our clinical trials; or

➢	we may be unable to produce sufficient quantities of a product candidate to complete the trial.

Furthermore, regulatory authorities, including the FDA, may have varying interpretations of our pre-clinical and clinical trial data, which could delay, limit or prevent regulatory approval or clearance. Any delays or difficulties in obtaining regulatory approvals or clearances for our product candidates may:

➢	adversely affect the marketing of any products we or our collaborators develop;

➢	impose significant additional costs on us or our collaborators;

➢	diminish any competitive advantages that we or our collaborators may attain; and

➢	limit our ability to receive royalties and generate revenue and profits.

If we do not receive regulatory approval for our products in a timely manner, we will not be able to commercialize them in the timeframe anticipated, and, therefore, our business will suffer.

We must receive separate regulatory approvals for each of our product candidates for each type of disease indication before we can market and sell them in the United States or internationally.

We and our collaborators cannot sell any drug or vaccine until we receive regulatory approval from governmental authorities in the United States, including the FDA, and from similar agencies in other countries. Oncophage and any other drug candidate could take a significantly longer time to gain regulatory approval than we expect or may never gain approval or may gain approval for only limited indications.

Even if we do receive regulatory approval for our product candidates, the FDA or international regulatory authorities may impose limitations on the indicated uses for which our products may be marketed or subsequently withdraw approval, or take other actions against us or our products adverse to our business.

The FDA and international regulatory authorities generally approve products for particular indications. If an approval is for a limited indication, this limitation reduces the size of the potential market for that product. Product approvals, once granted, may be withdrawn if problems occur after initial marketing. Failure to comply with applicable FDA and other regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

We may not generate further product sales revenues from Quilvax-FELV.

To date, we have generated product sales revenues from only one product, our feline leukemia vaccine named Quilvax-FELV. Our revenues from Quilvax-FELV for the nine months ended September 30, 2003 and for the years ended December 31, 2002, 2001 and 2000 were $2.6 million, $2.6 million,

Risk factors

$1.6 million and $0.4 million respectively. These revenues are generated through sales of Quilvax-FELV to our marketing partner Virbac, S.A. Our original supply agreement with Virbac, S.A. expired in July 2002, at which point we began to supply the product to Virbac, S.A. through month-to-month supply agreements. If we cease to ship them Quilvax-FELV, we may not generate further revenues from the sale of this product, which is the only product we currently sell. In addition, any regulatory, marketing or other difficulties we experience with Quilvax-FELV could jeopardize that revenue stream. We have agreed to sell our manufacturing and certain intellectual property rights to the feline leukemia vaccine, conditioned on, among other things, the purchaser agreeing to manufacture QS-21 for us. Until such transaction has closed, there remains a significant possibility that it will not take place. If we complete this transaction, we will lose our sole source of product revenue. Furthermore, we expect our revenue from sales of this product during the first quarter of 2004 to be substantially lower than in prior quarters, regardless of whether the sale closes.

Our business development efforts to partner Oncophage, our flagship product, are in very early stages and may not result in a collaboration agreement within the next 12 months, if at all.

We are engaged in efforts to partner Oncophage, our flagship product, with a larger pharmaceutical or biotech company to assist us with the global commercialization of Oncophage. While we have been pursuing these business development efforts for several years, we have not negotiated a definitive agreement relating to the potential commercialization of Oncophage. Many larger companies may be unwilling to commit to a substantial agreement prior to receipt of additional clinical data or, in the absence of such data, may demand economic terms that are unfavorable to us. Even if Oncophage generates favorable clinical data, we may not be able to negotiate a transaction that provides us with favorable economic terms. While some other biotechnology companies have negotiated large collaborations, we may not be able to negotiate any agreements with terms that replicate the terms negotiated by those other companies. We may not, for example, obtain significant upfront payments or substantial royalty rates. Some larger companies are skeptical of the commercial potential and profitability of a personalized product candidate like Oncophage.

We may not receive significant payments from collaborators due to unsuccessful results in existing collaborations or failure to enter into future collaborations.

Part of our strategy is to develop and commercialize some of our products by continuing our existing collaborative arrangements with academic and corporate collaborators and licensees and by entering into new collaborations. Our success depends on our ability to negotiate such agreements and on the success of the other parties in performing research, preclinical and clinical testing. Our collaborations involving QS-21, for example, depend on our partners successfully completing clinical trials and obtaining regulatory approvals. These activities frequently fail to produce marketable products. For example, in March 2002, Elan Corporation and Wyeth Ayerst Laboratories announced a decision to permanently cease dosing patients in their Phase IIA clinical trial of their Alzheimer’s vaccine containing our QS-21 adjuvant. Several of our agreements also require us to transfer important rights to our collaborators and licensees. As a result of collaborative agreements, we will not completely control the nature, timing or cost of bringing these products to market. These collaborators and licensees could choose not to devote resources to these arrangements or, under certain circumstances, may terminate these arrangements early. They may cease pursuing the program or elect to collaborate with a different company. In addition, these collaborators and licensees, outside of their arrangements with us, may develop technologies or products that are competitive with those that we are developing. From time to time we may also become involved in disputes with our collaborators. As a result of these factors, our strategic collaborations may not yield

Risk factors

revenues. In addition, we may be unable to enter into new collaborations or enter into new collaborations on favorable terms. Failure to generate significant revenue from collaborations would increase our need to fund our operations through sales of securities.

If we are unable to purify heat shock proteins from some cancer types, the size of our potential market would decrease.

Heat shock proteins occur naturally in the human body and activate powerful cellular immune responses. Our ability to successfully commercialize Oncophage or AG-858 for a particular cancer type depends on our ability to purify heat shock proteins from that type of cancer. Based on our recent clinical trials conducted in renal cell carcinoma, we have been able to manufacture Oncophage from 93% of the tumors delivered to our manufacturing facility; for melanoma, 87%; for colorectal cancer, 98%; for gastric cancer, 81%; for lymphoma, 89%; and for pancreatic cancer, 46%. The relatively low rate for pancreatic cancer is due to the abundance of proteases in pancreatic tissue. Proteases are enzymes that break down proteins. These proteases may degrade the heat shock proteins during the purification process. We have made process development advances that have improved the manufacture of Oncophage from pancreatic tissue. In an expanded Phase I pancreatic cancer study, Oncophage was manufactured from five of five tumor samples (100%), bringing the aggregate success rate for this cancer type, which previously was 30%, to 46%. We have successfully manufactured AG-858 for approximately 78% of the patient samples received.

We may encounter problems with other types of cancers as we expand our research. If we cannot overcome these problems, the number of cancer types that Oncophage could treat would be limited. In addition, if we commercialize Oncophage, we may face claims from patients for whom we were unable to produce a vaccine.

If we fail to sustain and further build our intellectual property rights, competitors will be able to take advantage of our research and development efforts to develop competing products.

If we are not able to protect our proprietary technology, trade secrets and know-how, our competitors may use our inventions to develop competing products. We currently have exclusive rights to 70 issued U.S. patents and 97 foreign patents. We also have rights to 58 pending U.S. patent applications and 113 pending foreign patent applications. However, our patents may not protect us against our competitors. The standards which the United States Patent and Trademark Office uses to grant patents, and the standards which courts use to interpret patents, are not always applied predictably or uniformly and can change, particularly as new technologies develop. Consequently, the level of protection, if any, that will be provided by our patents if we attempt to enforce them and they are challenged in court, is uncertain. In addition, the type and extent of patent claims that will be issued to us in the future is uncertain. Any patents that are issued may not contain claims that permit us to stop competitors from using similar technology.

In addition to our patented technology, we also rely on unpatented technology, trade secrets and confidential information. We may not be able to effectively protect our rights to this technology or information. Other parties may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We generally require each of our employees, consultants, collaborators and certain contractors to execute a confidentiality agreement at the commencement of an employment, consulting, collaborative or contractual relationship with us. However, these agreements may not provide effective protection of our technology or information or, in the event of unauthorized use or disclosure, they may not provide adequate remedies.

Risk factors

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights, and we may be unable to protect our rights to, or use, our technology.

If we choose to go to court to stop someone else from using the inventions claimed in our patents, that individual or company has the right to ask a court to rule that our patents are invalid and should not be enforced against that third party. These lawsuits are expensive and would consume time and other resources even if we were successful in stopping the infringement of our patents. In addition, there is a risk that the court will decide that our patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of our patents is upheld, the court will refuse to stop the other party on the grounds that such other party’s activities do not infringe our patents.

Furthermore, a third party may claim that we are using inventions covered by such third party’s patents or other intellectual property rights and may go to court to stop us from engaging in our normal operations and activities. These lawsuits are expensive and would consume time and other resources. There is a risk that a court would decide that we are infringing the third party’s patents and would order us to stop the activities covered by the patents. In addition, there is a risk that a court will order us to pay the other party damages for having violated the other party’s patents. The biotechnology industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. We know of patents issued to third parties relating to heat shock proteins and alleviation of symptoms of cancer, respectively. We have reviewed these patents, and we believe, as to each claim in those patents, that we either do not infringe the claim of the patents or that the claim is invalid. Moreover, patent holders sometimes send communications to a number of companies in related fields, suggesting possible infringement, and we, like a number of biotechnology companies, have received this type of communication, including with respect to the third-party patents mentioned above. If we are sued for patent infringement, we would need to demonstrate that our products either do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid, which we may not be able to do. Proving invalidity, in particular, is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Additionally, one of the patent applications licensed to us contains claims that are substantially the same as claims in three third-party patents relating to heat shock proteins. The United States Patent and Trademark Office has declared an interference proceeding with respect to our pending U.S. Patent Application Serial No. 08/527,391 and two of these third party patents (U.S. Patent No. 5,747,332 and U.S. Patent No. 6,066,716) to resolve this conflict. Our request to have the third patent (U.S. Patent No. 6,433,141) included within the interference has been granted by the United States Patent and Trademark Office. The claims of our application are concerned with technology relating to certain heat shock protein-peptide complexes and methods for preparing those complexes. The United States Patent and Trademark Office has decided that our claims have an earlier effective filing date than the conflicting claims of the other patents and that such conflicting claims are not patentable to the third party. The third party has not appealed this decision and the deadline for doing so has passed. Thus, the conflicting claims of the third party are deemed invalid.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to enter into collaborations with other entities.

Risk factors

If we fail to maintain positive relationships with particular individuals, we may be unable to successfully develop our product candidates, conduct clinical trials and obtain financing.

Pramod K. Srivastava, Ph.D., a member of our board of directors and the chairman of our scientific advisory board, and Garo H. Armen, Ph.D., the chairman of our board of directors and our chief executive officer, who together founded Antigenics in 1994, have been, and continue to be, integral to building the company and developing our technology. If either of these individuals decreases his contributions to the company, our business could be adversely impacted.

Dr. Srivastava is not an employee of Antigenics and has other professional commitments. We sponsor research in Dr. Srivastava’s laboratory at the University of Connecticut Health Center in exchange for the right to license discoveries made in that laboratory with our funding. Dr. Srivastava is a member of the faculty of the University of Connecticut School of Medicine. The regulations and policies of the University of Connecticut Health Center govern the relationship between a faculty member and a commercial enterprise. These regulations and policies prohibit Dr. Srivastava from becoming our employee. Furthermore, the University of Connecticut may modify these regulations and policies in the future to further limit Dr. Srivastava’s relationship with us. Dr. Srivastava has a consulting agreement with Antigenics, which includes financial incentives for him to remain associated with us, but these may not prove sufficient to prevent him from severing his relationship with Antigenics, even during the time covered by the consulting agreement. In addition, this agreement does not restrict Dr. Srivastava’s ability to compete against us after his association with Antigenics is terminated. This agreement expires in March 2005, but will be automatically extended for additional one-year periods unless either party decides not to extend the agreement. If Dr. Srivastava were to terminate his affiliation with us or devote less effort to advancing our technologies, we may not have access to future discoveries that could advance our technologies.

We do not have an employment agreement with Dr. Armen. In addition, we do not carry key employee insurance policies for Dr. Armen or any other employee.

We also rely greatly on employing and retaining other highly trained and experienced senior management and scientific personnel. Since our manufacturing process is unique, our manufacturing and quality control personnel are very important to us. The competition for these and other qualified personnel in the biotechnology field is intense. If we are not able to attract and retain qualified scientific, technical and managerial personnel, we probably will be unable to achieve our business objectives.

We face litigation that could result in substantial damages and may divert management’s time and attention from our business.

Antigenics, our chairman and chief executive officer, Garo H. Armen, Ph.D., and two brokerage firms that served as underwriters in our initial public offering have been named as defendants in a civil class action lawsuit filed on November 5, 2001 in the Federal District Court in the Southern District of New York. Dr. Armen was dismissed without prejudice from these claims in October 2002. Several of plaintiff’s claims against us were dismissed with leave to amend in February 2003. The suit alleges that these underwriters charged secret excessive commissions to certain of their customers in return for allocations of our stock in the offering. The suit also alleges that shares of our stock were allocated to certain of the underwriters’ customers based upon an agreement by such customers to purchase additional shares of our stock in the secondary market. We are currently in settlement discussions with plaintiffs; however a failure to finalize a settlement could require us to pay substantial damages. Regardless of the outcome, participation in a lawsuit may cause a diversion of our management’s time and attention from our business.

Risk factors

In addition, we are involved in other litigation and may become involved in additional litigation with our commercial partners or with others. Any such litigation could be expensive in terms of out-of-pocket costs and management time, and the outcome of any such litigation will be uncertain.

If we fail to obtain adequate levels of reimbursement for our product candidates from third-party payers, the commercial potential of our product candidates will be significantly limited.

Our profitability will depend on the extent to which government authorities, private health insurance providers and other organizations provide reimbursement for the cost of our product candidates. Many patients will not be capable of paying for our product candidates themselves. A primary trend in the United States health care industry is toward cost containment. Large private payers, managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of particular treatments. Furthermore, many third-party payers limit reimbursement for newly approved health care products. Cost containment measures may prevent us from becoming profitable.

It is not clear that public and private insurance programs will determine that Oncophage or our other product candidates come within a category of items and services covered by their insurance plans. For example, although the federal Medicare program covers drugs and biological products, the program takes the position that the FDA’s treatment of a product as a drug or biologic does not require the Medicare program to treat the product in the same manner. Accordingly, it is possible that the Medicare program will not cover Oncophage or our other product candidates if they are approved for commercialization. It is also possible that there will be substantial delays in obtaining coverage of Oncophage or our other product candidates and that, if coverage is obtained, there may be significant restrictions on the circumstances in which there would be reimbursement. Where insurance coverage is available, there may be limits on the payment amount. Congress and the Medicare program periodically propose significant reductions in the Medicare reimbursement amounts for drugs and biologics. If some of these proposed reductions go into effect, they could have a material adverse effect on sales of any of our products that receive marketing approval. In December 2003, the President of the United States signed the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. The future impact of this legislation on our product candidates is uncertain. Effective January 1, 2004, Medicare payments for many drugs administered in physician offices were reduced significantly. This provision impacts many drugs used in cancer treatment by oncologists and urologists. The payment methodology changes in future years, and it is unclear how the payment methodology will impact reimbursement for Oncophage, if it receives regulatory approval, and incentives for physicians to recommend Oncophage relative to alternative therapies.

Product liability and other claims against us may reduce demand for our products or result in substantial damages.

We face an inherent risk of product liability exposure related to testing our product candidates in human clinical trials and will face even greater risks if we sell our drugs or vaccines commercially. An individual may bring a product liability claim against us if one of our drugs or vaccines causes, or merely appears to have caused, an injury. Product liability claims may result in:

➢	decreased demand for our product candidates;

➢	injury to our reputation;

➢	withdrawal of clinical trial volunteers;

Risk factors

➢	costs of related litigation; and

➢	substantial monetary awards to plaintiffs.

We manufacture Oncophage from a patient’s tumor, and a medical professional must inject Oncophage into that same patient. A patient may sue us if we, a hospital or a delivery company fails to deliver the removed tumor or that patient’s Oncophage. We anticipate that the logistics of shipping will become more complex as the number of patients we treat increases, and it is possible that all shipments will not be made without incident. In addition, administration of Oncophage at a hospital poses another chance for delivery to the wrong patient. Currently, we do not have insurance that covers loss of or damage to Oncophage and we do not know whether insurance will be available to us at a reasonable price or at all. We have limited product liability coverage for clinical research use of product candidates as well as for the commercial sale of Quilvax-FELV. Our product liability policy provides $10 million aggregate coverage and $10 million per occurrence. This limited insurance coverage may be insufficient to fully compensate us for future claims.

We may incur significant costs complying with environmental laws and regulations.

We use hazardous, infectious and radioactive materials in our operations, which have the potential of being harmful to human health and safety or the environment. We store these flammable, corrosive, toxic, infectious, radioactive materials and various wastes resulting from their use at our facilities pending ultimate use and disposal. We are subject to a variety of federal, state and local laws and regulations governing use, generation, storage, handling and disposal of these materials. We may incur significant costs complying with both current and future environmental health and safety laws and regulations. In particular, we are subject to regulation by the Occupational Safety and Health Administration, the Environmental Protection Agency, the Drug Enforcement Agency, the Department of Transportation, the Centers for Disease Control and Prevention, the National Institutes of Health, the International Air Transportation Association and various state and local agencies. We are also subject to regulation under the Toxic Substances Control Act and the Resource Conservation Development programs. At any time, one or more of the aforementioned agencies could adopt regulations that may affect our operations. We are unable to predict whether any agency will adopt new regulations that could have an adverse material effect on us or on our programs.

Although we believe that our current procedures and programs for handling, storage and disposal of these materials comply with federal, state and local laws and regulations, we cannot eliminate the risk of accidental injury or contamination from these materials. Although we have limited pollution liability coverage ($2,000,000) and a workers’ compensation liability policy, in the event of an accident or accidental release, we could be held liable for resulting damages, which could be substantially in excess of any available insurance coverage and could substantially disrupt our business.

Our competitors in the biotechnology and pharmaceutical industries may have superior products, manufacturing capability or marketing expertise.

Our business may fail because we face intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of product candidates and other therapeutic products, including heat shock proteins directed at cancer, infectious diseases, autoimmune disorders and degenerative disorders. Several of these companies have products that utilize similar technologies and/or personalized medicine techniques, such as CancerVax’s Canvaxin, Dendreon’s Provenge and Mylovenge, Stressgen’s HspE7, AVAX’s M-Vax and O-Vax, Intracel’s OncoVax and Cell

Risk factors

Genesys’ GVAX vaccines. Additionally, many of our competitors, including large pharmaceutical companies, have greater financial and human resources and more experience than we do. Our competitors may:

➢	commercialize their products sooner than we commercialize our own;

➢	develop safer or more effective therapeutic drugs or preventive vaccines and other therapeutic products;

➢	implement more effective approaches to sales and marketing;

➢	establish superior proprietary positions; or

➢	discover technologies that may result in medical insights or breakthroughs, which may render our drugs or vaccines obsolete even before they generate any revenue.

More specifically, if we receive regulatory approvals, some of our product candidates will compete with well established, FDA approved therapies such as interleukin-2 and interferon-alpha for kidney cancer and melanoma, which have generated substantial sales over a number of years. We anticipate that we will face increased competition in the future as new companies enter markets we seek to address and scientific developments surrounding immunotherapy and other cancer therapies continue to accelerate.

The recent consolidation of our operations into our Lexington, Massachusetts facility could cause a temporary disruption in our business.

We recently consolidated the majority of our operations in Massachusetts into our Lexington, Massachusetts facility. We have not yet transferred our Oncophage manufacturing operations to our Lexington facility from our Woburn facility because we are still in the process of validating the manufacturing suites in our Lexington facility and conducting FDA mandated manufacturing comparability studies in both facilities. Our Woburn facility lease expires on March 14, 2004. If we are unable to validate the Lexington manufacturing suites, our business operations could be temporarily disrupted. Furthermore, if we are unable to successfully and in a timely manner complete the validation process, and complete the comparability studies to the satisfaction of the FDA, we may incur significant expenses and suffer substantial delays in our development activities.

RISKS RELATED TO OUR COMMON STOCK

Our officers and directors may be able to block proposals for a change in control.

Antigenics Holdings L.L.C. is a holding company that owns shares of our common stock and as of September 30, 2003, Antigenics Holdings L.L.C. controlled approximately 28% of our outstanding common stock. Due to this concentration of ownership, Antigenics Holdings L.L.C. may be able to prevail on all matters requiring a stockholder vote, including:

➢	the election of directors;

➢	the amendment of our organizational documents; or

➢	the approval of a merger, sale of assets or other major corporate transaction.

Certain of our directors and officers directly and indirectly own approximately 74% of Antigenics Holdings L.L.C. and, if they elect to act together, can control Antigenics Holdings L.L.C. In addition, several of our directors and officers directly and indirectly own approximately 4% of our outstanding common stock.

Risk factors

A single, otherwise unaffiliated, stockholder holds a substantial percentage of our outstanding capital stock.

According to publicly filed documents, Mr. Brad M. Kelley beneficially owns 5,546,240 shares of our outstanding common stock and 31,620 shares of our Series A convertible preferred stock. The shares of preferred stock are currently convertible at any time into 2,000,000 shares of common stock representing an initial conversion price of $15.81. If Mr. Kelley had converted all of the shares of preferred stock on December 31, 2003, he would have held approximately 18.2% of our outstanding common stock.

We have no standstill or other agreements with Mr. Kelley that restrict his ability to acquire or dispose of shares of our common stock. All of the shares of our common stock owned by Mr. Kelley are eligible for sale in the public market subject to compliance with the applicable securities laws. Substantial sales of common stock by Mr. Kelley would depress the market price of our common stock.

Mr. Kelley’s substantial ownership position provides him with the ability to substantially influence the outcome of matters submitted to our stockholders for approval. Furthermore, together with the shares held by Antigenics Holdings L.L.C., Mr. Kelley and Antigenics Holdings L.L.C. control approximately 42.3% of our outstanding common stock, providing substantial ability, if they vote in the same manner, to determine the outcome of matters submitted to a stockholder vote. If Mr. Kelley were to convert all of his preferred stock into common stock, the combined percentage would increase to 45.0%. Additional purchases of our common stock by Mr. Kelley also would increase both his own percentage of outstanding voting rights and the percentage combined with Antigenics Holdings L.L.C. (Mr. Kelley’s shares of preferred stock do not carry voting rights; the common stock issuable upon conversion, however, carries the same voting rights as other shares of common stock.)

Provisions in our organizational documents could prevent or frustrate any attempts by stockholders to replace our current management.

Our certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire us without consent of our board of directors. Our certificate of incorporation provides for a staggered board and removal of directors only for cause. Accordingly, stockholders may elect only a minority of our board at any annual meeting, which may have the effect of delaying or preventing changes in management. In addition, under our certificate of incorporation, our board of directors may issue up to approximately 25 million shares of preferred stock, and determine the terms of those shares of stock without any further action by our stockholders. Our issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock and thereby effect a change in the composition of our board of directors. Our certificate of incorporation also provides that our stockholders may not take action by written consent. Our bylaws require advance notice of stockholder proposals and nominations, and permit only our president or a majority of the board of directors to call a special stockholder meeting. These provisions may have the effect of preventing or hindering attempts by our stockholders to replace our current management. In addition, Delaware law prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. The board may use this provision to prevent changes in our management. Also, under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future. See “Anti-takeover effects of Delaware law and of our charter and by-laws” in the accompanying prospectus.

Risk factors

Our stock has low trading volume and its public trading price has been volatile.

Between our initial public offering on February 4, 2000 and February 2, 2004, the closing price of our common stock has fluctuated between $6.86 and $52.63 per share, with an average daily trading volume for the twelve months ended December 31, 2003 of approximately 477,000 shares. The market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of individual companies. In addition to general market volatility, many factors may have a significant adverse effect on the market price of our stock, including:

➢	announcements of decisions made by public officials;

➢	results of our preclinical and clinical trials;

➢	announcements of technological innovations or new commercial products by us or our competitors;

➢	developments concerning proprietary rights, including patent and litigation matters;

➢	publicity regarding actual or potential results with respect to products under development by us or by our competitors;

➢	regulatory developments; and

➢	quarterly fluctuations in our financial results.

The sale of a significant number of shares could cause the market price of our stock to decline.

The sale by us or the resale by stockholders of a significant number of shares of our common stock could cause the market price of our common stock to decline. As of December 31, 2003, we had approximately 39,523,000 shares of common stock outstanding. All of these shares are eligible for sale on the NASDAQ National Market, although certain of the shares are subject to sales volume and other limitations.

We have filed registration statements to permit the sale of 6,436,831 shares of common stock under our equity incentive plan, and certain equity plans that we assumed in the acquisitions of Aquila Biopharmaceuticals, Inc. and Aronex Pharmaceuticals, Inc. We have also filed a registration statement to permit the sale of 300,000 shares of common stock under our employee stock purchase plan. We have also filed a registration statement to permit the sale of 100,000 shares of common stock under our directors’ deferred compensation plan. As of December 31, 2003, options to purchase approximately 4,302,000 shares of our common stock upon exercise of options with a weighted average exercise price per share of $9.66 were outstanding. Many of these options are subject to vesting that generally occurs over a period of up to five years following the date of grant. As of December 31, 2003, warrants to purchase approximately 130,000 shares of our common stock with a weighted average exercise price per share of $45.24 were outstanding. We have also filed a registration statement to permit the sale of our common stock, preferred stock and debt securities, which we may sell separately or together at any time in any combination, in an aggregate amount of up to $100 million; the shares described in this prospectus supplement are being offered pursuant to that registration statement.

New investors will experience immediate and substantial dilution.

The purchase price of the common stock offered by this prospectus supplement and the accompanying prospectus will be substantially higher than the tangible book value of our outstanding shares of common stock. Investors who purchase shares of common stock in this offering will therefore experience immediate and substantial dilution in the tangible net book value of their investment. See “Dilution” herein for a more detailed discussion of the dilution new investors will incur in this offering.

Forward-looking statements

This prospectus supplement, the accompanying prospectus and the incorporated documents contain forward-looking statements. Generally, these statements can be identified by the use of terms like “believe,” “expect,” “anticipate,” “plan,” “may,” “will,” “could,” “estimate,” “potential,” “opportunity,” “future,” “project” and similar terms. Forward-looking statements may include statements about time lines for completing clinical trials, time lines for releasing data from clinical trials, time lines for initiating new clinical trials, our collaboration efforts, future licensing and acquisition activity, future product research and development activities, the expected effectiveness of our product candidates in treating diseases, applicability of our heat shock protein technology to multiple cancers, infectious diseases and autoimmune disorders, our competitive position, plans for regulatory filings, receipt of future regulatory approvals, our expected cash needs, plans for sales and marketing, implementation of corporate strategy, the use of proceeds from this offering and future financial performance. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, among others: that clinical trials may not demonstrate that our product candidates are both safe and more effective than current standards of care; that we may be unable to obtain the regulatory approvals necessary to conduct additional clinical trials; that we may not be able to enroll sufficient numbers of patients in our clinical trials; that we may be unable to obtain the regulatory approvals necessary to commercialize our products because the FDA or other regulatory agencies are not satisfied with our product characterization, our trial protocols or the results of our trials; that we may fail to adequately protect our intellectual property or that we are determined to infringe on the intellectual property of others; that we are affected by changes in financial markets and geopolitical developments; that we are affected by the solvency of counter-parties under subleases and general real estate risks; and the information set forth under the heading “Risk factors” beginning on page S-9. Forward-looking statements, therefore, should be considered in light of all of the information included or referred to in this prospectus supplement and the accompanying prospectus, including the risk factors.

You are cautioned not to place significant reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement, the accompanying prospectus or the dates of incorporated documents, as applicable. We undertake no obligation to update or revise these statements.

Use of proceeds

We expect to receive net proceeds of approximately $49.5 million from the sale of the 5,000,000 shares of common stock, or approximately $57.0 million if the underwriters exercise their over-allotment option in full, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to fund additional clinical trials of our lead product candidates and for clinical trials and preclinical studies for our other product candidates; for capital expenditures; for potential licenses and other acquisitions of complementary technologies and products; and for working capital and other general corporate purposes. Pending such uses, we intend to invest the net proceeds in accordance with our investment policy, which includes making investments in interest bearing investment grade U.S. government, municipal, corporate or money market securities.

Price range of our common stock

Our common stock is quoted on the NASDAQ National Market under the trading symbol “AGEN.” The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the NASDAQ National Market.

	Price
	High	Low

Fiscal year ended December 31, 2002
First Quarter	$16.87	$11.01
Second Quarter	14.30	8.45
Third Quarter	11.00	6.60
Fourth Quarter	12.50	6.73

Fiscal year ended December 31, 2003
First Quarter	$11.87	$7.08
Second Quarter	16.00	7.75
Third Quarter	15.70	10.40
Fourth Quarter	13.75	9.60

Fiscal year ended December 31, 2004
First Quarter (through February 2, 2004)	$12.46	$10.67

On February 2, 2004, the last reported sale price for our common stock as reported on the NASDAQ National Market was $10.82 per share.

As of December 31, 2003, we had approximately 39,523,000 shares of common stock outstanding and approximately 2,099 common stockholders of record.

Dividend policy

No cash dividends have ever been paid or declared on shares of our common stock. We do not anticipate paying cash dividends on our common stock in the foreseeable future. Our present intention is to retain our earnings for the future operation and expansion of our business. Any future payment of dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness and other factors that our board of directors deems relevant.

Capitalization

The following table shows our capitalization and cash, cash equivalents and short-term investments as of September 30, 2003:

➢	on an actual basis; and

➢	as adjusted to give effect to our sale of the 5,000,000 shares of common stock offered hereby after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming no exercise of the underwriters’ over-allotment option).

	September 30, 2003
	(unaudited)
	Actual	As adjusted

	(in thousands, except share data)

Cash, cash equivalents and short-term investments	$103,712	$153,187

Current portion of long-term debt	$4,305	$4,305
Long-term debt, less current portion	8,082	8,082

Stockholders’ equity:
Preferred stock, par value $0.01 per share; 25,000,000 shares authorized;
Series A convertible preferred stock, par value $0.01 per share; 31,620 shares designated, issued and outstanding, actual and as adjusted	—	—
Common stock, par value $0.01 per share; 100,000,000 shares authorized; 39,478,317 shares issued and outstanding, actual, and 44,478,317 shares issued and outstanding, as adjusted	395	445
Additional paid-in capital	384,222	433,647
Deferred compensation	(85)	(85)
Accumulated other comprehensive income	125	125
Accumulated deficit	(261,642)	(261,642)

Total stockholders’ equity	123,015	172,490

Total capitalization	$135,402	$184,877

Dilution

Our net tangible book value on September 30, 2003 was $111,692,000, or approximately $2.83 per share. “Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share” is net tangible book value divided by the total number of shares of common stock outstanding.

Dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to the sale of 5,000,000 shares of our common stock in this offering and after deducting the underwriting discounts and commissions and our estimated offering expenses, our net tangible book value as of September 30, 2003 would have been $161,167,000, or $3.62 per share. This amount represents an immediate increase in net tangible book value of $0.79 per share to existing stockholders and an immediate dilution in net tangible book value of $6.88 per share to purchasers of common stock in this offering, as illustrated in the following table:

Public offering price per share		$10.50
Net tangible book value per share as of September 30, 2003	$2.83
Increase in net tangible book value per share attributable to this offering	0.79
Pro forma net tangible book value per share as of September 30, 2003 after giving effect to this offering		3.62

Dilution per share to new investors in this offering		$6.88

This table:

➢	assumes no exercise of options to purchase approximately 4,469,000 shares of common stock at a weighted average exercise price of $9.80 per share outstanding as of September 30, 2003;

➢	assumes no exercise of warrants to purchase approximately 135,000 shares of common stock at a weighted average exercise price of $44.13 per share outstanding as of September 30, 2003; and

➢	assumes no conversion of the outstanding shares of Series A convertible preferred stock into 2,000,000 shares of common stock.

To the extent that these options and warrants are exercised, or preferred stock is converted, there will be further dilution to new investors.

Underwriting

We are offering the shares of our common stock described in this prospectus supplement through the underwriters named below. UBS Securities LLC, Needham & Company, Inc. and Ryan Beck & Co., Inc. are the representatives of the underwriters. UBS Securities LLC is the sole book-running manager of this offering.

We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares
UBS Securities LLC	2,970,000
Needham & Company, Inc.	1,237,500
Ryan Beck & Co., Inc.	742,500
A.G. Edwards & Sons, Inc.	50,000

Total	5,000,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters and securities dealers may distribute prospectuses electronically.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of 750,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise the option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.32 per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

Underwriting

Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 750,000 shares.

Paid by the Company	No exercise	Full exercise
Per share	$0.525	$0.525
Total	$2,625,000	$3,018,750

We estimate that the total expenses of the offering payable by us, not including underwriting discounts and commissions, will be approximately $400,000.

NO SALES OF SIMILAR SECURITIES

We, our executive officers, directors and Antigenics Holdings L.L.C. have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, subject to certain permitted exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, UBS Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

NASDAQ NATIONAL MARKET QUOTATION

Our common stock is quoted on the NASDAQ National Market under the symbol “AGEN.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

Underwriting

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned there may be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NASDAQ National Market, in the over-the-counter market or otherwise.

In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the NASDAQ National Market prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the NASDAQ National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

UBS Securities LLC and Needham & Company, Inc. have in the past provided, and may in the future provide, financial advisory services to us. For these services, we have paid them, or will pay them, customary compensation. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Legal matters

Ropes & Gray LLP, Boston, Massachusetts, is giving us an opinion on the validity of the shares offered by this prospectus supplement. Paul Kinsella, a partner at Ropes & Gray, is our Secretary. Dewey Ballantine LLP, New York, New York, is counsel to the underwriters in connection with this offering.

PROSPECTUS

$100,000,000

ANTIGENICS INC.

Common Stock, Preferred Stock and Debt Securities

We may offer to the public from time to time in one or more series or issuances:

➢	shares of our common stock;

➢	shares of our preferred stock; or

➢	debt securities consisting of debentures, notes or other evidences of indebtedness.

Our common stock trades on the NASDAQ National Market under the symbol “AGEN.”

This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” before you make your investment decision. We will reflect any fundamental change to the terms of the offering in a post-effective amendment to the registration statement which includes this prospectus.

Investing in our securities involves a high degree of risk. Before buying any of our securities, you should carefully consider the risk factors described under “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, which is incorporated by reference in this prospectus, as the same may be amended, supplemented or superseded from time to time by our future filings under the Securities Exchange Act of 1934, as amended.

We will sell the securities to underwriters or dealers, through agents, or directly to investors.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement.

The date of this prospectus is September 22, 2003.

Oncophage® and Aroplatin™ are trademarks of Antigenics Inc. Other trademarks included herein are the property of their respective owners.

About this prospectus

This prospectus is part of the Registration Statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under the shelf process, we may, from time to time, issue and sell to the public any combination of the securities described in the registration statement in one or more offerings.

Note regarding forward-looking statements

This prospectus and the documents we have incorporated by reference contain forward-looking statements. Generally, these statements can be identified by the use of terms like “believe,” “expect,” “anticipate,” “plan,” “may,” “will,” “could,” “estimate,” “potential,” “opportunity,” “future,” “project” and similar terms. Forward-looking statements may include statements about our time lines for completing clinical trials, time lines for releasing data from clinical trials, time lines for initiating new clinical trials; our future product research and development activities, the expected effectiveness of our therapeutic drugs and vaccines in treating diseases, applicability of our heat shock protein technology to multiple cancers and infectious diseases, our competitive position, plans for regulatory filings, receipt of future regulatory approvals, our expected cash needs, plans for sales and marketing, implementation of our corporate strategy, and future financial performance. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, among others, that our clinical trials may not demonstrate that our products are both safe and more effective than current standards of care; that we may be unable to obtain the regulatory approvals necessary to conduct additional clinical trials; that we may not be able to enroll sufficient numbers of patients in our clinical trials; that we may be unable to obtain the regulatory approvals necessary to commercialize our products because the FDA or other regulatory agencies are not satisfied with our trial protocols or the results of our trials; that we may fail to adequately protect our intellectual property or that we are determined to infringe on the intellectual property of others; changes in financial markets and geopolitical developments; and the solvency of counter-parties under subleases and general real estate risks. These factors are described in more detail, and additional factors are identified, under “Factors That May Impact Future Results” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003. Forward-looking statements should be considered in light of all of the information included or referred to in this prospectus. You should not place undue reliance on our forward-looking statements.

Antigenics Inc.

Business Overview

We are a biotechnology firm developing products to treat cancers, infectious diseases, and autoimmune disorders. Our lead product candidates are: (1) Oncophage®, a personalized therapeutic cancer vaccine in Phase III clinical trials for the treatment of renal cell carcinoma and melanoma, (2) AroplatinTM, a liposomal formulation of a third-generation platinum chemotherapeutic in Phase II clinical trials for the treatment of colorectal cancer and other types of solid tumor cancers, (3) AG-858, a personalized therapeutic cancer vaccine in a Phase II clinical trial for the treatment of chronic myelogenous leukemia, and (4) AG-702/AG-70X, a therapeutic vaccine program in Phase I development for the treatment of genital herpes.

This description of our business contains forward-looking statements that are subject to risks and uncertainties. These statement include those regarding the anticipated applicability of our technology, our commercialization plans, and the timing of our clinical trails and the announcement of results from those trials. Please refer to the section immediately above entitled “Note Regarding Forward-Looking Statements” for a more complete identification of forward-looking statements and a description of some risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements.

Oncophage, AG-858 and AG-702/70X are based on our proprietary heat shock protein technology. Published research suggests that heat shock proteins play a central role in the generation of immune responses against cancer cells and cells infected with viruses and other pathogens. Based on preclinical and clinical studies of our heat shock protein technology, we believe that it will be applicable to all types of cancer and many infectious diseases.

We have generated data in multiple human clinical trials using our heat shock protein product candidates demonstrating complete clinical responses in a portion of patients with measurable metastatic disease in several types of cancer. Additionally, in a subset of patients who were rendered free of disease by surgery, we have observed prolonged disease-free survival in three different types of cancer. In our studies to date, virtually no toxicity has been observed. We believe that these human data further support the broad applicability and corresponding commercial potential of our heat shock protein product candidates.

LEAD PRODUCT CANDIDATES

Oncophage

Oncophage is a personalized therapeutic cancer vaccine based on our heat shock protein technology. We initiated a Phase III trial of Oncophage in renal cell carcinoma, commonly referred to as kidney cancer, during the fourth quarter of 2000. This trial is an international, multi-center, randomized, controlled study comparing treatment with Oncophage to observation in patients who are at high risk of recurrence after surgical removal of their primary tumor. We expect to announce results of the interim analysis of the data from this trial in the fourth quarter of 2003. During 2002, we initiated a Phase III trial in metastatic melanoma, and we plan to initiate an additional Phase III study in melanoma in the second half of 2003. We expect to complete the ongoing Phase III melanoma trial in 2004. Oncophage has received fast track designation, as well as orphan drug designation, from the United States Food and Drug Administration for both renal cell carcinoma and metastatic melanoma. Other clinical research evaluating Oncophage includes clinical trials for colorectal cancer, gastric cancer, lymphoma, and pancreatic cancer.

ANTIGENICS INC.

Aroplatin

Aroplatin is a novel, liposomal formulation of a compound from the family of DACH platinum compounds. DACH platinum compounds are “third-generation” platinum compounds that are based on the chemical structure diaminocyclohexane and contain the metallic element platinum, which has been shown to be active against a number of cancers. Liposomal formulations of drugs are generally formulations that encapsulate the active drug ingredient in a liposome, which is a spherical particle of a lipid or fatty substance. During 2002, we initiated a Phase II trial of Aroplatin in advanced colorectal cancer and in 2003 initiated a Phase I/II trial of Aroplatin in various other types of solid tumor cancers. We expect to release data from the Phase II colorectal cancer trial in the third quarter of 2003.

AG-858

AG-858 is a personalized therapeutic cancer vaccine also based on our heat shock protein technology. During 2003, we initiated a Phase II trial of AG-858 in combination with GleevecTM (imatinib mesylate, Novartis) for the treatment of chronic myelogenous leukemia (CML). CML is a cancer of the blood characterized by the uncontrolled proliferation of abnormal white blood cells. We expect to complete this trial in the first half of 2004.

AG-702/AG-70X

AG-702/AG-70X is our therapeutic vaccine program for the treatment of genital herpes based on our heat shock protein technology. We initiated a pilot Phase I clinical trial of AG-702 in the fourth quarter of 2001 which we expect to complete during 2003. AG-702 is a vaccine formulation containing one antigen, or target, of the herpes virus. During 2003, we expect to initiate a Phase I/II clinical trial of AG-70X, a vaccine formulation that contains multiple antigens, or targets, for the treatment of genital herpes.

HEAT SHOCK PROTEIN TECHNOLOGY

Three of our four lead product candidates, Oncophage, AG-858 and AG-702/70X, are based on our proprietary heat shock protein technology. Heat shock proteins are present in all organisms from bacteria to mammals and their structure and function are similar across these diverse life forms. Heat shock proteins are a class of proteins that play a major role in transporting peptides, or fragments of proteins, within a cell and are thus often called chaperones. In this capacity, heat shock proteins bind to the broad antigenic repertoire or fingerprint of the cell in which they reside.

The ability of heat shock proteins to chaperone peptides is key to our technology. These characteristics of heat shock proteins allow us to produce a vaccine containing the antigenic fingerprint of a given disease. When we purify heat shock proteins from tumor cells or pathogen-infected cells, the heat shock proteins remain bound to the broad repertoire of peptides produced by the tumor or pathogen creating what we call heat shock protein-peptide complexes (HSPPCs). Our core technology is premised on the ability of these HSPPCs, when injected into the skin, to stimulate a powerful T-cell-based immune response capable of targeting and killing the cancer cells or infected cells from which these HSPPCs were derived.

We have 45 issued U.S. patents and 33 U.S. patent applications pending that cover our heat shock protein technology as well as issued and pending patents in a number of foreign territories. Our issued U.S. patents that cover our heat shock protein technology expire between 2015 and 2018. With the exception of one patent application that we own outright, all of our heat shock protein patents and patent applications relating to Oncophage, AG-858, and AG-702/70X have been exclusively licensed to us by the following academic institutions.

ANTIGENICS INC.

Mt. Sinai School of Medicine

In November 1994, we entered into a patent license agreement with the Mount Sinai School of Medicine. Through the Mount Sinai agreement, we obtained an exclusive worldwide license to patent rights relating to the heat shock protein technology that resulted from the research and development performed by Dr. Pramod Srivastava, our founding scientist and one of our directors. We agreed to pay Mt. Sinai a royalty on the net sales of products covered by the licensed patent rights and also provided Mt. Sinai with an equity interest in the company. The term of the Mt. Sinai agreement ends when the last of the licensed patents expires (2015). If we fail to pay royalties that are due under the agreement, Mt. Sinai may issue written notice to us. If we continue to fail to pay royalties after 60 days of the written notice, Mt. Sinai can terminate the agreement. The Mt. Sinai agreement requires us to use due diligence to make the products covered by the licensed patent rights commercially available, including a requirement for us to use best efforts to reach a number of developmental milestones. If we fail to comply with the due diligence provisions of the agreement, Mt. Sinai could take actions to convert our exclusive license to a non-exclusive license after six months written notice. The Mt. Sinai Agreement does not contain any milestone payment provisions.

Fordham University

During 1993, Dr. Srivastava moved his research to Fordham University. We entered into a sponsored research and technology license agreement with Fordham in March 1995 relating to the continued development of the heat shock protein technology and agreed to make payments to Fordham to sponsor Dr. Srivastava’s research. Through the Fordham agreement, we obtained an exclusive, perpetual, worldwide license to all of the intellectual property, including all the patent rights, that resulted from the research and development performed by Dr. Srivastava at Fordham. We also agreed to pay Fordham a royalty on the net sales of products covered by the Fordham agreement through the last expiration date on the patents under the agreement (2017). The agreement does not contain any milestone payment provisions or any due diligence provisions. Dr. Srivastava moved his research to the University of Connecticut Health Center during 1997 and, accordingly, the parts of the agreement related to payments for sponsored research at Fordham terminated in mid-1997.

University of Connecticut

We have two agreements with the University of Connecticut: (1) a research agreement under which we pay the University of Connecticut to sponsor research in Dr. Srivastava’s laboratory and which provides us with an option to license technologies discovered and developed as a result of that research, and (2) a license agreement that provides us with the exclusive, worldwide rights to technologies discovered and developed under the research agreement. Each agreement is discussed in more detail below.

Research Agreement

In February 1998, we entered into a research agreement with the University of Connecticut Health Center, or UConn, and Dr. Srivastava relating to the continued development of the heat shock protein technology. The research agreement provides us with an option to license inventions stemming from the research that we sponsor at UConn and provides certain pre-determined royalty rates for licensed inventions. The research agreement had an initial term of five years and called for minimum payments to UConn totaling $5,000,000, payable quarterly at a rate of $250,000 (contingent upon the continuing employment of Dr. Srivastava by UConn). The research agreement was amended during 2002 to: (1) extend the term of the research agreement to December 31, 2003, and (2) provide for an annual payment of $1,200,000 payable quarterly at the rate of $300,000 during 2003. UConn may terminate the research agreement upon 60 days written notice if it is unable to fulfill the terms of the research agreement. We can terminate the research agreement by giving 30 days written notice in the event that Dr. Srivastava terminates his employment with UConn or is otherwise unable to continue his research at UConn.

ANTIGENICS INC.

License Agreement

In May 2001, we entered into a license agreement with UConn. Through the license agreement, we obtained an exclusive worldwide license to patent rights resulting from inventions discovered under the research agreement. The term of the license agreement ends when the last of the licensed patents expires (2018) or becomes no longer valid. UConn may terminate the agreement: (1) if, after 30 days written notice, we fail to make any payments due under the License Agreement, or (2) we cease to carry on our business related to the patent rights or if we initiate or conduct actions in order to declare bankruptcy. We may terminate the agreement upon 90 days written notice. The license agreement contains aggregate milestone payments of approximately $1.2 million for each product we develop covered by the licensed patent rights. These milestone payments are contingent upon regulatory filings, regulatory approvals, and commercial sales of products. We have also agreed to pay UConn a royalty on the net sales of products covered by the license agreement as well as annual license maintenance fees beginning in May 2006. Royalties otherwise due on the net sales of products covered by the license agreement may be credited against the annual license maintenance fee obligations. To date, we have paid approximately $55,000 to UConn under the license agreement. The license agreement gives us complete discretion over the commercialization of products covered by the licensed patent rights but also requires us to use commercially reasonable diligent efforts to introduce commercial products within and outside the United States. If we fail to meet these due diligence requirements, UConn may be able to terminate the license agreement.

Amendment Agreement

In March 2003, we entered into an amendment agreement that amended certain provisions of both the research agreement and the license agreement. The amendment agreement provides that any time we elect to exercise our option to license inventions discovered or developed as a result of research we sponsor at UConn, such inventions will be automatically covered under the terms of our existing license agreement with UConn. In consideration for execution of the amendment agreement and for the license of additional patent rights, we agreed to pay UConn an up-front payment and to make future payments for each patent or patent application with respect to which we exercise our option under the research agreement. To date, we have paid approximately $42,000 to UConn under the amendment agreement.

Liposomal Platinum Technology

One of our lead product candidates, Aroplatin, is based on a liposomal platinum technology. Platinum compounds such as cisplatin and carboplatin are widely-used in cancer chemotherapy. However, current platinum drugs are not always effective because tumors frequently are resistant to these compounds at the outset of treatment or become resistant during treatment. We expect third-generation platinum chemotherapeutics, like Aroplatin, to overcome some of the resistance seen with earlier generations of platinum chemotherapeutics. Aroplatin’s active drug ingredient is encapsulated in a liposome, which is a spherical particle of a lipid or fatty substance. Drugs encapsulated in liposomes have been shown in certain cases to accumulate at certain tumor sites, effecting an higher concentration and longer duration of drug action at the target site (where beneficial effects may occur) while maintaining a lower concentration and shorter duration at other sites in the body (where side effects may occur). In addition, the liposomal delivery system helps to reduce the damaging effects of some drugs on healthy tissues, improving the drug’s safety profile. We believe that Aroplatin’s liposomal formulation offers a more favorable toxicity profile compared to that of other platinum drugs and may increase the concentration and duration of the active drug ingredient at the tumor site.

ANTIGENICS INC.

We have 3 issued U.S. patents and 7 U.S. patent applications pending that relate to Aroplatin as well as issued and pending patents in a number of foreign territories. Our issued U.S. patents expire between 2008 and 2010. With the exception of five patent applications that we own outright, all of our Aroplatin patents and patent applications have been exclusively licensed to us by the following corporation and institution.

Sumitomo Pharmaceuticals Co., Ltd.

In December 2000, Aronex Pharmaceuticals, a company we acquired in July 2001, entered into a license agreement with Sumitomo Pharmaceuticals Co., Ltd. The license agreement grants us the exclusive right to an allowed U.S. patent application that contains certain claims to the active ingredient in Aroplatin. Except for the treatment of hepatoma, the license agreement gives us the exclusive right to make, use, develop, import and sell Aroplatin in the United States. The term of the license agreement ends when the licensed patent expires. As the Sumitomo patent has not issued yet, the term of the license agreement would end 17 years after the date that the Sumitomo patent is issued. Either party may terminate the license agreement by giving written notice to the other party upon the occurrence of the following events: (1) if the other party makes an assignment for the benefit of creditors, is the subject of bankruptcy proceedings, or has a trustee or receiver appointed for substantially all of its assets, (2) if the other party becomes insolvent, or (3) if the other party defaults in its performance under the license agreement. Prior to our acquisition of Aronex Pharmaceuticals, Sumitomo received a $500,000 up-front payment in 2001 from Aronex Pharmaceuticals and will receive subsequent milestone payments from us in the aggregate of up to $3.5 million if regulatory filings, regulatory approval and sales in connection with Aroplatin occur. We agreed to pay Sumitomo royalties on the net sales of Aroplatin in the United States upon commercialization of the product. The license agreement does not contain any due diligence provisions.

University of Texas Board of Regents/University of Texas M.D. Anderson Cancer Center

In June 1988, a predecessor to Aronex Pharmaceuticals entered into an exclusive license agreement with: (1) The Board of Regents of The University of Texas System, and (2) The University of Texas System Cancer Center, collectively referred to as the “University of Texas”. As amended, the exclusive license agreement grants us the exclusive, worldwide license to patents containing claims that relate to Aroplatin. The term of the exclusive license agreement expires when the last licensed patent expires (2010). Either party may terminate the agreement upon 60 days written notice if the other party materially breaches any material terms of the exclusive license agreement. The agreement requires that we meet certain diligence provisions, specifically the conduct of ongoing and active research, developmental activities, marketing, clinical testing, or a licensing program, directed towards the production and sale of Aroplatin. If we fail to comply with these diligence provisions, the University of Texas may be able to terminate the exclusive license agreement upon 90 days written notice. The University of Texas also has the right terminate the exclusive license agreement in the event that: (1) we discontinue our business, (2) we have a receiver or trustee appointed for our assets, or (3) we are the subject of a bankruptcy proceeding. We agreed to pay the University of Texas royalties on the net sales of Aroplatin. The applicable royalty percentage is dependent on the level of net sales of Aroplatin. We have also agreed to make a $200,000 milestone payment to the University of Texas if the FDA approves a new drug application for Aroplatin. To date, we have not made any payments to the University of Texas under the license agreement.

We maintain our principal operations in Woburn, Massachusetts and our executive offices in New York, New York. The address for our executive offices is 630 Fifth Avenue, Suite 2100, New York, New York 10111 and our telephone number is (212) 994-8200.

Use of proceeds

Except as otherwise provided in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes, which may include working capital, capital expenditures, research and development expenditures, clinical trial expenditures, acquisitions of new technologies, and investments. Additional information on the use of net proceeds from the sale of securities offered by this prospectus may be set forth in the prospectus supplement relating to the specific offering.

Ratio of earnings to fixed charges and preferred stock dividends

The following table sets forth our dollar coverage deficiency. The ratio of earnings to fixed charges is not disclosed since it is a negative number in each year and period shown below. Each time we offer debt securities, we will provide an updated table setting forth our ratio of earnings to fixed charges on a historical basis in the applicable prospectus supplement, if required. Each time we offer shares of preferred stock, we will provide a table setting forth our ratio of combined fixed charges and preferred stock dividends to earnings, if required.

	For The Year Ended December 31,					For The Six Months ended June 30, 2003
	1998	1999	2000	2001	2002

	(in thousands)
Ratio of Earnings to Fixed Charges	—	—	—	—	—	—

Coverage deficiency	$(8,904)	$(18,124)	$(46,729)	$(73,541)	$(55,878)	$(30,110)

Description of common stock

The following summary of the terms of our common stock is subject to and qualified in its entirety by reference to our charter and by-laws, copies of which are on file with the SEC as exhibits to previous SEC filings. Please refer to “Where You Can Find More Information” below for directions on obtaining these documents.

We have authority to issue 100,000,000 shares of common stock. As of September 12, 2003, we had 39,476,317 shares of common stock outstanding.

General

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available for payment of dividends, as the board of directors may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Our certificate of incorporation does not provide for cumulative voting for the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Each outstanding share of common stock offered by this prospectus will, when issued, be fully paid and nonassessable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. Its telephone number is (800) 937-5449.

Description of preferred stock

We currently have authorized 25,000,000 shares of undesignated preferred stock, none of which were issued and outstanding as of the date of this prospectus. As of the date of this prospectus, we do not have any equity securities that would be senior to, or on par with, our authorized preferred stock.

General

Under Delaware law and our charter, our board of directors is authorized, without stockholder approval, to issue shares of preferred stock from time to time in one or more series. Subject to limitations prescribed by Delaware law and our charter and by-laws, the board of directors can determine the number of shares constituting each series of preferred stock and the designation, preferences, voting powers, qualifications, and special or relative rights or privileges of that series. These may include provisions concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and other subjects or matters as may be fixed by resolution of the board or an authorized committee of the board.

Our board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of our common stock might believe to be in their best interests or in which holders of some, or a majority, of our common stock might receive a premium for their shares over the then market price of those shares.

If we offer a specific series of preferred stock under this prospectus, we will describe the terms of the preferred stock in the prospectus supplement for such offering and will file a copy of the certificate establishing the terms of the preferred stock with the SEC. To the extent required, this description will include:

➢	the title and stated value;

➢	the number of shares offered, the liquidation preference per share and the purchase price;

➢	the dividend rate(s), period(s) and/or payment date(s), or method(s) of calculation for such dividends;

➢	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

➢	the procedures for any auction and remarketing, if any;

➢	the provisions for a sinking fund, if any;

➢	the provisions for redemption, if applicable;

➢	any listing of the preferred stock on any securities exchange or market;

➢	whether the preferred stock will be convertible into Antigenics common stock, and, if applicable, the conversion price (or how it will be calculated) and conversion period;

➢	whether the preferred stock will be exchangeable into debt securities, and, if applicable, the exchange price (or how it will be calculated) and exchange period;

➢	voting rights, if any, of the preferred stock;

➢	a discussion of any material and/or special U.S. federal income tax considerations applicable to the preferred stock;

DESCRIPTION OF PREFERRED STOCK

➢	the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Antigenics; and

➢	any material limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of Antigenics.

The preferred stock offered by this prospectus will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

Transfer Agent and Registrar

The transfer agent and registrar for any series or class of preferred stock will be set forth in the applicable prospectus supplement.

Description of debt securities

We will issue the debt securities offered by this prospectus and any accompanying prospectus supplement under an indenture to be entered into between Antigenics and the trustee identified in the applicable prospectus supplement. The terms of the debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as in effect on the date of the indenture. We have filed a copy of the form of indenture as an exhibit to the registration statement in which this prospectus is included. The indenture will be subject to and governed by the terms of the Trust Indenture Act of 1939.

We may offer under this prospectus up to an aggregate principal amount of $100,000,000 in debt securities; or if debt securities are issued at a discount, or in a foreign currency, foreign currency units or composite currency, the principal amount as may be sold for an initial public offering price of up to $100,000,000. Unless otherwise specified in the applicable prospectus supplement, the debt securities will represent direct, unsecured obligations of Antigenics and will rank equally with all of our other unsecured indebtedness.

The following statements relating to the debt securities and the indenture are summaries qualified in their entirety to the detailed provisions of the indenture.

General

We may issue the debt securities in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will describe the particular terms of each series of debt securities in a prospectus supplement relating to that series, which we will file with the SEC.

The prospectus supplement will set forth, to the extent required, the following terms of the debt securities in respect of which the prospectus supplement is delivered:

➢	the title of the series;

➢	the aggregate principal amount;

➢	the issue price or prices, expressed as a percentage of the aggregate principal amount of the debt securities;

➢	any limit on the aggregate principal amount;

➢	the date or dates on which principal is payable;

➢	the interest rate or rates (which may be fixed or variable) or, if applicable, the method used to determine such rate or rates;

➢	the date or dates from which interest, if any, will be payable and any regular record date for the interest payable;

➢	the place or places where principal and, if applicable, premium and interest, is payable;

➢	the terms and conditions upon which we may, or the holders may require us to, redeem or repurchase the debt securities;

➢	the denominations in which such debt securities may be issuable, if other than denominations of $1,000 or any integral multiple of that number;

➢	whether the debt securities are to be issuable in the form of certificated debt securities (as described below) or global debt securities (as described below);

DESCRIPTION OF DEBT SECURITIES

➢	the portion of principal amount that will be payable upon declaration of acceleration of the maturity date if other than the principal amount of the debt securities;

➢	the currency of denomination;

➢	the designation of the currency, currencies or currency units in which payment of principal and, if applicable, premium and interest, will be made;

➢	if payments of principal and, if applicable, premium or interest, on the debt securities are to be made in one or more currencies or currency units other than the currency of denomination, the manner in which the exchange rate with respect to such payments will be determined;

➢	if amounts of principal and, if applicable, premium and interest may be determined by reference to an index based on a currency or currencies or by reference to a commodity, commodity index, stock exchange index or financial index, then the manner in which such amounts will be determined;

➢	the provisions, if any, relating to any collateral provided for such debt securities;

➢	any addition to or change in the covenants and/or the acceleration provisions described in this prospectus or in the indenture;

➢	any events of default, if not otherwise described below under “Events of Default”;

➢	the terms and conditions, if any, for conversion into or exchange for shares of common stock or preferred stock;

➢	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents; and

➢	the terms and conditions, if any, upon which the debt securities shall be subordinated in right of payment to other indebtedness of Antigenics.

We may issue discount debt securities that provide for an amount less than the stated principal amount to be due and payable upon acceleration of the maturity of such debt securities in accordance with the terms of the indenture. We may also issue debt securities in bearer form, with or without coupons. If we issue discount debt securities or debt securities in bearer form, we will describe material U.S. federal income tax considerations and other material special considerations which apply to these debt securities in the applicable prospectus supplement.

We may issue debt securities denominated in or payable in a foreign currency or currencies or a foreign currency unit or units. If we do, we will describe the restrictions, elections, and general tax considerations relating to the debt securities and the foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

Exchange and/or Conversion Rights

We may issue debt securities which can be exchanged for or converted into shares of common stock or preferred stock. If we do, we will describe the term of exchange or conversion in the prospectus supplement relating to these debt securities.

Transfer and Exchange

We may issue debt securities that will be represented by either:

➢	“book-entry securities,” which means that there will be one or more global securities registered in the name of a depositary or a nominee of a depositary; or

➢	“certificated securities,” which means that they will be represented by a certificate issued in definitive registered form.

DESCRIPTION OF DEBT SECURITIES

We will specify in the prospectus supplement applicable to a particular offering whether the debt securities offered will be book-entry or certificated securities.

Certificated Debt Securities

If you hold certificated debt securities, you may transfer or exchange such debt securities at the trustee’s office or at the paying agent’s office or agency in accordance with the terms of the indenture. You will not be charged a service charge for any transfer or exchange of certificated debt securities but may be required to pay an amount sufficient to cover any tax or other governmental charge payable in connection with such transfer or exchange.

You may effect the transfer of certificated debt securities and of the right to receive the principal of, premium, and/or interest, if any, on the certificated debt securities only by surrendering the certificate representing the certificated debt securities and having us or the trustee issue a new certificate to the new holder.

Global Securities

If we decide to issue debt securities in the form of one or more global securities, then we will register the global securities in the name of the depositary for the global securities or the nominee of the depositary, and the global securities will be delivered by the trustee to the depositary for credit to the accounts of the holders of beneficial interests in the debt securities.

The prospectus supplement will describe the specific terms of the depositary arrangement for debt securities of a series that are issued in global form. None of our company, the trustee, any payment agent or the security registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests.

No Protection in the Event of Change of Control

The indenture does not have any covenants or other provisions providing for a put or increased interest or otherwise that would afford holders of debt securities additional protection in the event of a recapitalization transaction, a change of control of Antigenics or a highly leveraged transaction. If we offer any covenants or provisions of this type with respect to any debt securities covered by this prospectus, we will describe them in the applicable prospectus supplement.

Covenants

Unless otherwise indicated in this prospectus or a prospectus supplement, the debt securities will not have the benefit of any covenants that limit or restrict our business or operations, the pledging of our assets or the incurrence by us of indebtedness. We will describe in the applicable prospectus supplement any material covenants in respect of a series of debt securities.

Consolidation, Merger and Sale of Assets

We have agreed in the indenture that we will not consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, unless:

➢

the person formed by the consolidation or into or with which we are merged or the person to which our properties and assets are conveyed, transferred, sold or leased, is a corporation organized and existing under the laws of the U.S., any state or the District of Columbia or a corporation or

DESCRIPTION OF DEBT SECURITIES

comparable legal entity organized under the laws of a foreign jurisdiction and, if we are not the surviving person, the surviving person has expressly assumed all of our obligations, including the payment of the principal of and, premium, if any, and interest on the debt securities and the performance of the other covenants under the indenture; and

➢	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, has occurred and is continuing under the indenture.

Events of Default

Unless otherwise specified in the applicable prospectus supplement, the following events will be events of default under the indenture with respect to debt securities of any series:

➢	we fail to pay any principal or premium, if any, when it becomes due;

➢	we fail to pay any interest within 30 days after it becomes due;

➢	we fail to observe or perform any other covenant in the debt securities or the indenture for 60 days after written notice specifying the failure from the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of that series; and

➢	certain events involving bankruptcy, insolvency or reorganization of Antigenics or any of our significant subsidiaries.

The trustee may withhold notice to the holders of the debt securities of any series of any default, except in payment of principal of or premium, if any, or interest on the debt securities of a series, if the trustee considers it to be in the best interest of the holders of the debt securities of that series to do so.

If an event of default (other than an event of default resulting from certain events of bankruptcy, insolvency or reorganization) occurs, and is continuing, then the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of any series may accelerate the maturity of the debt securities. If this happens, the entire principal amount, plus the premium, if any, of all the outstanding debt securities of the affected series plus accrued interest to the date of acceleration will be immediately due and payable. At any time after the acceleration, but before a judgment or decree based on such acceleration is obtained by the trustee, the holders of a majority in aggregate principal amount of outstanding debt securities of such series may rescind and annul such acceleration if:

➢	all events of default (other than nonpayment of accelerated principal, premium or interest) have been cured or waived;

➢	all lawful interest on overdue interest and overdue principal has been paid; and

➢	the rescission would not conflict with any judgment or decree.

In addition, if the acceleration occurs at any time when Antigenics has outstanding indebtedness which is senior to the debt securities, the payment of the principal amount of outstanding debt securities may be subordinated in right of payment to the prior payment of any amounts due under the senior indebtedness, in which case the holders of debt securities will be entitled to payment under the terms prescribed in the instruments evidencing the senior indebtedness and the indenture.

If an event of default resulting from certain events of bankruptcy, insolvency or reorganization occurs, the principal, premium and interest amount with respect to all of the debt securities of any series will be due and payable immediately without any declaration or other act on the part of the trustee or the holders of the debt securities of that series.

DESCRIPTION OF DEBT SECURITIES

The holders of a majority in principal amount of the outstanding debt securities of a series will have the right to waive any existing default or compliance with any provision of the indenture or the debt securities of that series and to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain limitations specified in the indenture.

No holder of any debt security of a series will have any right to institute any proceeding with respect to the indenture or for any remedy under the indenture, unless:

➢	the holder gives to the trustee written notice of a continuing event of default;

➢	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the affected series make a written request and offer reasonable indemnity to the trustee to institute a proceeding as trustee;

➢	the trustee fails to institute a proceeding within 60 days after such request; and

➢	the holders of a majority in aggregate principal amount of the outstanding debt securities of the affected series do not give the trustee a direction inconsistent with such request during such 60-day period.

These limitations do not, however, apply to a suit instituted for payment on debt securities of any series on or after the due dates expressed in the debt securities.

Modification and Waiver

From time to time, we and the trustee may, without the consent of holders of the debt securities of one or more series, amend the indenture or the debt securities of one or more series, or supplement the indenture, for certain specified purposes, including:

➢	to provide that the surviving entity following a change of control of Antigenics permitted under the indenture will assume all of our obligations under the indenture and debt securities;

➢	to provide for certificated debt securities in addition to uncertificated debt securities;

➢	to comply with any requirements of the SEC under the Trust Indenture Act of 1939;

➢	to cure any ambiguity, defect or inconsistency, or make any other change that does not materially and adversely affect the rights of any holder; and

➢	to appoint a successor trustee under the indenture with respect to one or more series.

From time to time we and the trustee may, with the consent of holders of at least a majority in principal amount of the outstanding debt securities, amend or supplement the indenture or the debt securities, or waive compliance in a particular instance by us with any provision of the indenture or the debt securities. We may not, however, without the consent of each holder affected by such action, modify or supplement the indenture or the debt securities or waive compliance with any provision of the indenture or the debt securities in order to:

➢	reduce the amount of debt securities whose holders must consent to an amendment, supplement, or waiver to the indenture or such debt security;

➢	reduce the rate of or change the time for payment of interest;

➢	reduce the principal of or change the stated maturity of the debt securities;

➢	make any debt security payable in money other than that stated in the debt security;

➢	change the amount or time of any payment required or reduce the premium payable upon any redemption, or change the time before which no such redemption may be made;

DESCRIPTION OF DEBT SECURITIES

➢	waive a default in the payment of the principal of, premium, if any, or interest on the debt securities or a redemption payment; or

➢	take any other action otherwise prohibited by the indenture to be taken without the consent of each holder affected by the action.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

The indenture permits us, at any time, to elect to discharge our obligations with respect to one or more series of debt securities by following certain procedures described in the indenture. These procedures will allow us either:

➢	to defease and be discharged from any and all of our obligations with respect to any debt securities except for the following obligations (which discharge is referred to as “legal defeasance”):

(1)	to register the transfer or exchange of such debt securities;

(2)	to replace temporary or mutilated, destroyed, lost or stolen debt securities;

(3)	to compensate and indemnify the trustee; or

(4)	to maintain an office or agency in respect of the debt securities and to hold monies for payment in trust; or

➢	to be released from our obligations with respect to the debt securities under certain covenants contained in the indenture, as well as any additional covenants which may be contained in the applicable supplemental indenture (which release is referred to as “covenant defeasance”).

In order to exercise either defeasance option, we must deposit with the trustee or other qualifying trustee, in trust for that purpose:

➢	money;

➢	U.S. Government Obligations (as described below) or Foreign Government Obligations (as described below) which through the scheduled payment of principal and interest in accordance with their terms will provide money; or

➢	a combination of money and/or U.S. Government Obligations and/or Foreign Government Obligations sufficient in the written opinion of a nationally-recognized firm of independent accountants to provide money;

which in each case specified above, provides a sufficient amount to pay the principal of, premium, if any, and interest, if any, on the debt securities of the series, on the scheduled due dates or on a selected date of redemption in accordance with the terms of the indenture.

In addition, defeasance may be effected only if, among other things:

➢	in the case of either legal or covenant defeasance, we deliver to the trustee an opinion of counsel, as specified in the indenture, stating that as a result of the defeasance neither the trust nor the trustee will be required to register as an investment company under the Investment Company Act of 1940;

➢	in the case of legal defeasance, we deliver to the trustee an opinion of counsel stating that we have received from, or there has been published by, the Internal Revenue Service a ruling to the effect that, or there has been a change in any applicable federal income tax law with the effect that (and the opinion shall confirm that), the holders of outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes solely as a result of such legal defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner, including as a result of prepayment, and at the same times as would have been the case if legal defeasance had not occurred;

DESCRIPTION OF DEBT SECURITIES

➢	in the case of covenant defeasance, we deliver to the trustee an opinion of counsel to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if covenant defeasance had not occurred; and

➢	certain other conditions described in the indenture are satisfied.

If we fail to comply with our remaining obligations under the indenture and applicable supplemental indenture after a covenant defeasance of the indenture and applicable supplemental indenture, and the debt securities are declared due and payable because of the occurrence of any undefeased event of default, the amount of money and/or U.S. Government Obligations and/or Foreign Government Obligations on deposit with the trustee could be insufficient to pay amounts due under the debt securities of the affected series at the time of acceleration. We will, however, remain liable in respect of these payments.

The term “U.S. Government Obligations” as used in the above discussion means securities which are direct obligations of or non-callable obligations guaranteed by the United States of America for the payment of which obligation or guarantee the full faith and credit of the United States of America is pledged.

The term “Foreign Government Obligations” as used in the above discussion means, with respect to debt securities of any series that are denominated in a currency other than U.S. dollars (1) direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged or (2) obligations of a person controlled or supervised by or acting as an agent or instrumentality of such government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government, which in either case under clauses (1) or (2), are not callable or redeemable at the option of the issuer.

Regarding the Trustee

We will identify the trustee with respect to any series of debt securities in the prospectus supplement relating to the applicable debt securities. You should note that if the trustee becomes a creditor of Antigenics, the indenture and the Trust Indenture Act of 1939 limit the rights of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim, as security or otherwise. The trustee and its affiliates may engage in, and will be permitted to continue to engage in, other transactions with us and our affiliates. If, however, the trustee, acquires any “conflicting interest” within the meaning of the Trust Indenture Act of 1939, it must eliminate such conflict or resign.

The holders of a majority in principal amount of the then outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. If an event of default occurs and is continuing, the trustee, in the exercise of its rights and powers, must use the degree of care and skill of a prudent person in the conduct of his or her own affairs. Subject to that provision, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the debt securities, unless they have offered to the trustee reasonable indemnity or security.

Anti-takeover effects of Delaware law and of our charter and by-laws

The following paragraphs summarize certain provisions of the Delaware General Corporation Law and our charter and by-laws. The summary is subject to and qualified in its entirety by reference to the Delaware General Corporation Law and to our charter and by-laws, copies of which are on file with the SEC. Please refer to “Where You Can Find More Information” below for directions on obtaining these documents.

Delaware Law

Section 203 of the Delaware General Corporation Law is applicable to corporate takeovers of Delaware corporations. Subject to exceptions enumerated in Section 203, Section 203 provides that a corporation shall not engage in any business combination with any “interested stockholder” for a three-year period following the date that the stockholder becomes an interested stockholder unless:

➢	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

➢	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, though some shares may be excluded from the calculation; and

➢	on or subsequent to that date, the business combination is approved by the board of directors of the corporation and by the affirmative votes of holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Except as specified in Section 203, an interested stockholder is generally defined to include any person who, together with any affiliates or associates of that person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, any time within three years immediately prior to the relevant date. Under some circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period. Our certificate of incorporation and by-laws do not exclude the company from the restrictions imposed under Section 203. We expect that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors. These provisions may have the effect of deterring hostile takeovers or delaying changes in control of Antigenics, which could depress the market price of our stock and which could deprive stockholders of opportunities to realize a premium on shares of our stock held by them.

Charter and By-Law Provisions

Our certificate of incorporation and by-laws contain provisions that could discourage potential takeover attempts and make more difficult attempts by stockholders to change management. Our certificate of incorporation provides that stockholders may not take action by written consent but may only act at a stockholders’ meeting, and that only our president or a majority of our board of directors may call special meetings of the stockholders. Our by-laws also require that stockholders provide advance notice of business to be brought by a stockholder before the annual meeting. Our certificate of incorporation includes provisions classifying the board of directors into three classes with staggered three-year terms. In addition, our directors may only be removed from office for cause. Under our certificate of incorporation and by-laws, the board of directors determines the size of the board and may fill vacancies on the board. The by-laws provide that stockholders may not make nominations for directors at any annual or special meeting unless the stockholder intending to make a nomination notifies Antigenics of the stockholder’s intention a specified period in advance and furnishes certain information.

Plan of distribution

We may sell the securities being offered by us in this prospectus:

➢	directly to purchasers;

➢	through agents;

➢	through dealers;

➢	through underwriters; or

➢	through a combination of any of these methods of sale.

We and our agents and underwriters may sell the securities being offered by us in this prospectus from time to time in one or more transactions:

➢	at a fixed price or prices, which may be changed;

➢	at market prices prevailing at the time of sale;

➢	at prices related to such prevailing market prices; or

➢	at negotiated prices.

We may solicit directly offers to purchase securities. We may also designate agents from time to time to solicit offers to purchase securities. Any agent that we designate, who may be deemed to be an “underwriter” as that term is defined in the Securities Act, may then resell such securities to the public at varying prices to be determined by such agent at the time of resale. We may engage in at the market offerings only of our common stock. An “at the market” offering is an offering of our common stock at other than a fixed price to or through a market maker. Under Rule 415(a)(4) of the Securities Act, the total value of at the market offerings made under this prospectus may not exceed 10% of the aggregate market value of our common stock held by non-affiliates. Any underwriter that we engage for an at the market offering would be named in a post-effective amendment to the registration statement containing this prospectus. Additional details of our arrangement with the underwriter, including commissions or fees paid by us and whether the underwriter is acting as principal or agent, would be described in the related prospectus supplement.

If we use underwriters to sell securities, we would enter into an underwriting agreement with the underwriters at the time of the sale to them. The names of the underwriters would be set forth in the prospectus supplement which would be used by them together with this prospectus to make resales of the securities to the public. In connection with the sale of the securities offered, the underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions. Underwriters may also receive commissions from purchasers of the securities.

Underwriters may also use dealers to sell securities. If this happens, the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

Underwriting compensation paid by us to underwriters in connection with the offering of the securities offered in this prospectus, and discounts, concessions or commissions allowed by underwriters to participating dealers, would be set forth in the applicable prospectus supplement.

Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the

PLAN OF DISTRIBUTION

Securities Act, or to contribution with respect to payments which they may be required to make in respect of such liabilities. Underwriters and agents may engage in transactions with, or perform services for, us in the ordinary course of business. If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers, or other persons to solicit offers by certain institutions to purchase securities pursuant to contracts providing for payment and delivery on a future date or dates. The obligations of any purchaser under these contracts would be subject only to those conditions described in the applicable prospectus supplement, and the prospectus supplement would set forth the price to be paid for securities pursuant to those contracts and the commissions payable for solicitation of the contracts.

Any underwriter may engage in over-allotment, stabilizing and syndicate short covering transactions and penalty bids in accordance with Regulation M of the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by such dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the securities sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

Each series of securities offered under this prospectus would be a new issue with no established trading market, other than our common stock, which is listed on the NASDAQ National Market. Any shares of our common stock sold pursuant to a prospectus supplement will be listed on the NASDAQ National Market or on an exchange on which the common stock offered is then listed, subject (if applicable) to official notice of issuance. Any underwriters to whom we sell securities for public offering and sale may make a market in the securities that they purchase, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We may elect to list any of the securities we may offer from time to time for trading on an exchange or on the NASDAQ National Market, but we are not obligated to do so.

The anticipated date of delivery of the securities offered hereby will be set forth in the applicable prospectus supplement relating to each offering.

Legal matters

Our counsel, Ropes & Gray LLP, Boston, Massachusetts, will pass on the validity of the securities offered by this prospectus and any accompanying prospectus supplement. Paul M. Kinsella, a partner at Ropes & Gray LLP, is our Secretary.

Ex perts

The consolidated financial statements of Antigenics Inc. and subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 consolidated financial statements refers to a change in accounting for purchase method business combinations completed after June 30, 2001 and a change in accounting for goodwill and intangible assets effective January 1, 2002.

Incorporation o f certain documents by reference

The SEC allows us to “incorporate by reference” information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the securities covered by this prospectus:

➢	our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the SEC on March 27, 2003 (File No. 000-29089);

➢	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed with the SEC on August 14, 2003 (File No. 000-29089);

➢	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 filed with the SEC on May 15, 2003 (File No. 000-29089) as amended by our Quarterly Report on Form 10-Q/A filed on August 27, 2003 (File No. 000-29089);

➢	our Current Reports on Form 8-K filed with the SEC on January 8, 2003, January 27, 2003, June 11, 2003 and September 4, 2003 (File No. 000-29089);

➢	our Proxy Statement on Schedule 14A filed with the SEC on April 28, 2003 (File No. 000-29089); and

➢	the description of our common stock contained in our Registration Statement on Form 8-A, filed on January 24, 2000 (File No. 000-29089), including any amendment or reports filed for the purpose of updating such description.

We will provide to you, without charge, upon your written or oral request, a copy of any or all of the documents that we incorporate by reference, including exhibits. Please direct requests to: Investor Relations at Antigenics Inc., 630 Fifth Avenue, New York, New York 10111, where the phone number is (212) 994-8200.

Where you can find more information

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover.

We file annual, quarterly, and special reports and proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available on the SEC’s web site at http://www.sec.gov.